UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2022

OR

☐ Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2022

Commission file number 000-21129

AWARE, INC.

(Exact Name of Registrant as Specified in Its Charter)

Massachusetts	**04-2911026**
(State or Other Jurisdiction ofc Incorporation or Organization)	(I.R.S. Employer Identification No.)

76 Blanchard Road, Burlington, Massachusetts 01803
(Address of Principal Executive Offices)
(Zip Code)

(781) 687-0300
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol**	**Name of Each Exchange on Which Registered**
Common Stock, $0.01 par value per share	AWRE	The Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.:

Large Accelerated Filer___   Accelerated Filer_   Non-Accelerated Filer_X_   Smaller Reporting Company_X_   Emerging Growth Company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

As of June 30, 2022, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant, based on the closing sale price as reported on the Nasdaq Global Market, was approximately $32,068,865.

The number of shares outstanding of the registrant's common stock as of March 1, 2023 was 20,993,870.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be delivered to shareholders in connection with the registrant's Annual Meeting of Shareholders to be held on June 7, 2023 are incorporated by reference into Part III of this Annual Report on Form 10-K.

AWARE, INC.
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS

PART I

Item 1.	Business	3
Item 1A.	Risk Factors	8
Item 1B.	Unresolved Staff Comments	15
Item 2.	Properties	15
Item 3.	Legal Proceedings	15
Item 4.	Mine Safety Disclosures	15

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	16
Item 6.	Reserved..	16
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	17
Item 8.	Financial Statements and Supplementary Data...	25
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	52
Item 9A.	Controls and Procedures	52
Item 9B.	Other Information	52
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections...............................	52

PART III

Item 10.	Directors, Executive Officers and Corporate Governance..	52
Item 11.	Executive Compensation	52
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	52
Item 13.	Certain Relationships and Related Transactions, and Director Independence	53
Item 14.	Principal Accountant Fees and Services	53

PART IV

Item 15.	Exhibits and Financial Statement Schedule	54
Signatures	....	56

ITEM 1. BUSINESS

Company Overview

Aware, Inc. ("Aware", "we", "us", "our", or the "Company") is a leading, global authentication company that validates and secures identities using proven and trusted adaptive biometrics. Aware's software offerings address the growing challenges that government and commercial enterprises face in knowing, authenticating and securing individuals through frictionless and highly secure user experiences. Aware's algorithms are based on the most diverse data sets in the world and can be tailored to the unique security and requirements of each customer. Our portfolio enables government agencies and commercial entities to enroll, identify, authenticate and enable using biometrics, which comprise physiological characteristics, such as fingerprints, faces, irises and voices.

- **Enroll:** Register biometric identities into an organization's secure database
- **Identify:** Utilize an organization's secure database to accurately identify individuals using biometric data
- **Authenticate:** Provide frictionless multi-factor, passwordless access to secured accounts and databases with biometric verification
- **Enable:** Manage the lifecycle of secure identities through optimized biometric interchanges

We have been engaged in this business since 1993. Our comprehensive portfolio of biometric solutions is based on innovative, robust products designed explicitly for ease of integration, including customer-managed and integration ready biometric frameworks, platforms, Software Development Kits ("SDKs") and services. Principal government applications of biometrics systems include border control, visa applicant screening, law enforcement, national defense, intelligence, secure credentialing, access control, and background checks. Principal commercial applications include mobile enrollment, user authentication, identity proofing, and secure transaction enablement.

Our products span multiple biometric modalities, including fingerprint, face, iris and voice, and provide interoperable, standards-compliant, field-proven biometric functionality. Our products are used to capture, verify, format, compress and decompress biometric images as well as aggregate, analyze, process, match and transport those images and templates within biometric systems. For large deployments, we may provide project management and software engineering services. We sell our biometrics software products and services globally through a multifaceted distribution strategy using systems integrators, Original Equipment Manufacturers ("OEMs"), value added resellers ("VARs"), partners, and directly to end user customers.

Aware was incorporated in Massachusetts in 1986. We are headquartered at 76 Blanchard Road in Burlington, Massachusetts, and our telephone number at this address is (781) 687-0300. Our website address is www.aware.com. The information on our website is not part of this Form 10-K, unless expressly noted. Our stock is traded on the Nasdaq Global Market under the symbol AWRE.

Principal Products & Services

We sell a broad range of biometrics software products and solutions that perform functions to address our customers' desired use cases where they are addressing improved security, data protection, compliance and improved ROI and efficiencies including:

1. Enrollment of their workforce for benefits and background checks

2. Enrollment of their customers for a better experience or improved customer service and security

3. Law enforcement processing and forensic analysis

4. Trusted remote enrollment where travel or direct contact is not viable

5. Trusted transactions and authentication that enable physical and logical access control

Our biometrics software solutions are built upon robust componentized products that are customer configurable to give them control so they can uniquely address their specific customers' expectations. These solutions and services facilitate customers with an opportunity for a faster go-to-market process to help reduce their development times and exposure to software support and maintenance risks. Our solutions and services are described below.

Integrated Framework and Platform Solutions and Services

Knomi® Mobile Framework

The Knomi mobile biometric authentication framework is built on our hardened biometric SDK components, which are optimized to operate on mobile devices, and a server that together enable strong, multi-factor, password-free authentication from a mobile device using biometrics. Knomi offers multiple biometric modality options, including facial recognition, and voice authentication as means to enroll, onboard or authenticate. Knomi software components can be used in different combinations and configurations to enable either a server-centric architecture, a web-based or a device-centric implementation. Knomi has primarily been sold as a fixed term license that is priced on a subscription-based model and is also available as a perpetual license .

AwareABIS™ Platform

AwareABIS is an Automated Biometric Identification System ("ABIS") used for large-scale biometric identification and deduplication using fingerprint, face, and iris recognition. Leveraging Aware's Astra™ and BioSP™ products, AwareABIS is a highly scalable platform that performs one-to-many search or one-to-one match against large stores of biometrics and other identity data. Utilizing highly distributed computing, AwareABIS also enables complex filtering, and linking operations critical to data preparation and quality assurance functions, such as identity resolution and data deduplication of massive biometric databases (tens of millions of records). The platform is built upon several mature, high-performance, field-proven applications and algorithms from Aware. AwareABIS has primarily been sold as perpetual license and is also available as a fixed term license that is priced on a subscription-based model or the size of the biometric system.

AFIX Suite of Products

Aware's AFIX suite of products is used for small-scale law enforcement focused biometric identification. AFIX Tracker™ supports fingerprint, palmprint and latent print identification, designed to serve between 15,000 and 2 million identities. AFIX Tracker is ideal for crime scene investigation applications in low to moderate sized community populations. The product provides minutiae-based search capability and can be configured as either a standalone system, or for use with centralized, server-based data stores. AFIX Tracker has primarily been sold as a perpetual license and is also available as a fixed term license that is priced on a subscription-based model or the size of the biometric system.

BioSP™ - Biometric Services Platform

BioSP is a service-oriented platform used to enable a biometric system with advanced biometric data processing and management functionality in a web services architecture. It provides workflow, data management and formatting, and other important utilities for large-scale fingerprint recognition, face recognition, and iris recognition systems. BioSP is well suited for applications that require the collection of biometrics throughout a distributed network, and subsequent aggregation, analysis, processing, distribution, matching, and sharing of data with other system components. BioSP is modular, programmable, scalable, and secure, capable of managing all aspects of transaction workflow, including messaging, submissions, responses, and logging. BioSP has primarily been sold as a perpetual license and is also available as a fixed term license that is priced on users, transactions, or enterprise wide.

BioSP™ Biometric Services Platform - WebEnroll

WebEnroll is a browser-based biometric enrollment and data management solution available as an enhanced version of BioSP™ that utilizes BioComponents™ for capture of biographic data, fingerprints and facial images in a browser. Each BioComponent performs advanced biometric image autocapture as well as capture device hardware abstraction. Once images are captured, they are submitted to BioSP, where configurable workflows and modular software applications are used for processing, routing, and storage of each transaction. WebEnroll has primarily been sold as a perpetual license and is also available as a fixed term license that is priced on users, transactions, or enterprise wide.

AwareID™

AwareID™ is our new Software-as-a-Service ("SaaS) offering that is used for Aware's adaptive authentication platform of cloud-based biometric application programming interfaces ("APIs") and turnkey services. AwareID provides biometric face and voice analysis for liveness-verification, and document validation. The platform uses proprietary Adaptive Authentication technology in cloud-based bundles which can be pre-configured and configured by the customer to provide comprehensive authentication functionality with situational awareness for onboarding, access control/management, and authentication of transactions. These services can be used discretely to enhance investments already in place or combined to provide higher functionality. The AwareID platform is built on open architecture and interfaces to maximize interoperability and connection to other biometric and/or digital identity applications and platforms. AwareID is provided as a SaaS offering with usage-based pricing. This wider SaaS offering includes the solutions formerly referred to as Indigo™ and FortressID™.

Software products

We sell a broad range of software components, or "building blocks", such as SDKs, APIs, and applications that customers use to streamline or develop their systems into more effective solutions. These building blocks enable important functions including:

1. Matching of biometric samples against biometric databases.

2. Enrollment, analysis, and processing of biometric images and identity data on workstations.

3. Image compression

BioComponents™ bundles our offerings as applications with a user interface. We also license our software unbundled as building blocks and have primarily sold these offerings as a perpetual license.

Historically, we sold our software products under perpetual or fixed-term licenses. With the introduction of AwareID, we have incorporated SaaS offerings into our product line-up. While we did not recognize material revenues from our SaaS offerings during 2022, we expect SaaS to become a significant product offering moving forward.

 Building Blocks: SDKs, APIs, Applications, and Subsystems

Biometric Search & Matching SDKs

Our SDKs consist of: i) multiple software libraries; ii) sample applications that show customers how to use the libraries; and iii) documentation. Customers use our SDKs to design and develop biometrics applications. Nexa™ is our line of biometric search and match SDKs, including Nexa|Fingerprint™, Nexa|Face™, Nexa|Iris™ and Nexa|Voice™. These products provide high-performance biometric algorithms for fingerprint, facial, iris and voice identification or authentication. The algorithms in these products convert images into biometric templates, which can then be compared to templates stored in databases to find matches.

In addition to the Nexa line, we also offer AwareXM™, an interoperable fingerprint matching SDK that provides MINEX-certified, INCITS 378-compliant fingerprint minutiae extraction, template generation, and fingerprint authentication.

Biometric Enrollment SDKs and APIs

Our suite of enrollment SDKs and APIs performs functions that are critical to biometric enrollment, including (i) image capture and hardware abstraction, (ii) image quality assurance, (iii) image compression, (iv) mobile enrollment, matching and liveness verification, and (v) fingerprint card processing.

Imaging products

In addition to our biometrics software products, we also sell products used in applications involving medical and advanced imaging. Our principal imaging product is Aware JPEG 2000, which is based on the JPEG2000 standard. The JPEG2000 standard is an image compression standard and coding system that was created by the Joint Photographic Experts Group committee in 2000. Our JPEG2000 product is used to compress, store, and display images. Those images are typically medical images.

Software maintenance

We also provide and sell software maintenance to many of our customers who purchase our software products and solutions. Software maintenance has historically been made available by contracts that typically have a one-year term during which customers have the right to receive technical support and software updates for a fixed fee, if and when they become available. Software maintenance is also available as part of a subscription-based solution offering under which customers receive standard software maintenance plus access to upgrades and product enhancements.

Services

We provide a variety of program management and software engineering services, including: i) project planning and management; ii) system and architecture design; iii) software design, development, customization, configuration, and testing; and iv) software integration and installation. Services are sold in conjunction with our products and solutions and are provided for a fixed fee.

Service engagement deliverables may include: i) complete customer software solutions; ii) one or more subsystems comprised of software products that are integrated within a larger system; iii) custom-configured versions of existing software products; or iv) custom-designed software products. In some cases, the software resulting from service engagements may form the basis for new or improved Aware software solutions and/or products.

Our customers for services include: i) government agencies; ii) large multinational systems integrators; iii) smaller systems integrators with a particular market, technology or geographic focus; and iv) commercial partners or providers of products, solutions, and services for themselves or to their end customers. We provide services directly to end-users or indirectly to end-users through systems integrators or commercial entities or partners. When we provide services to systems integrators, they are often engaged with the end-user as a prime contractor and are responsible for delivery of a complete solution, in which case we typically serve as a subcontractor assigned a subset of the total scope of work.

The scope of our services projects varies. A small project might involve configuration and testing of a single software product, taking a small team one month or less. A large project might involve delivery of a more complex solution comprised of multiple products and subsystems, requiring a larger team to conduct program and project management, system design, software customization and integration, and taking up to one year or more. Some projects are followed by subsequent follow-on projects that serve to change or extend the features and functionality of the initial system.

Distribution Methods

We sell our products, solutions and services through three principal channels of distribution:

i)   Systems integrator channel – we sell to systems integrators that incorporate our software products and solutions into biometric systems that are delivered primarily to government end users.

ii)   Direct channel – we sell directly to government and as well as commercial customers.

iii)   OEM and VAR channel – we sell to hardware and software solution providers that incorporate our software products into their products for resale or use in their solution offerings or integrated software products.

Major Customers

All of our revenue in 2022 and 2021 was derived from unaffiliated customers. No customer represented 10% or more of total revenue in either 2022 or 2021. As of December 31, 2022 and 2021, two customers combined for 37% and 32%, respectively, of our net accounts receivable and unbilled receivables.

Competitive Business Conditions

A significant number of established companies have developed or are developing and marketing software and hardware for biometrics products and applications that currently compete with or will compete directly with our offerings. We believe that additional competitors will enter the biometrics market and become significant long-term competitors, and that, as a result, competition will increase. Companies competing with us may introduce solutions that are competitively priced, have increased performance or functionality or incorporate technological advances we have not yet developed or implemented. Our current principal competitors include:

•   Diversified technology providers that offer integrated biometrics solutions to governments, law enforcement agencies and other organizations. This group of competitors includes companies such as Idemia, Thales, and NEC.

- Component providers that offer biometrics software and hardware components for fingerprint, facial, iris and voice biometric identification. This group of competitors includes companies such as FaceTec, iProov, and Innovatrics.

We expect competition to intensify in the near term in the biometrics market. Many current and potential competitors have substantially greater financial, marketing, and research resources than we have. Moreover, low-cost foreign competitors have demonstrated a willingness to sell their products at significantly reduced prices. To compete effectively in this environment, we must continually develop and market new and enhanced solutions and technologies at competitive prices and must have the resources available to invest in significant research and development activities. Our failure to compete successfully could cause our revenues and market share to decline.

Intellectual Property

We rely on a combination of nondisclosure agreements and other contractual provisions, as well as patent, trademark, trade secret and copyright law to protect our proprietary rights. We have an active program to protect our proprietary technology through the filing of patents. As of December 31, 2022, we had approximately 79 U.S. and foreign patents and approximately 8 pending patent applications. Our patents and patent applications pertain primarily to biometrics and imaging compression. We have let certain patents expire that are not aligned with our business and are not relevant to our current or future activities.

Although we have patented certain aspects of our technology, we rely primarily on trade secrets to protect our intellectual property. We attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants, and through security measures. Each of our employees is required to sign a non-disclosure agreement. Although we intend to protect our rights vigorously, we cannot guarantee that these measures will be successful. In addition, effective intellectual property protection may be unavailable or limited in certain foreign countries.

Third parties may assert exclusive patent, copyright and other intellectual property rights to technologies that are important to us. We may receive claims from third parties suggesting that we may be obligated to license such intellectual property rights. If we were found to have infringed any third party's patents, we could be subject to substantial damages or an injunction preventing us from conducting our business.

Employees

As of December 31, 2022, we employed 82 people, all based in the U.S, including 46 in engineering and research, 24 in sales and marketing, and 12 in finance and administration. Of these employees, 64 were based in Massachusetts and 18 were based outside of Massachusetts. None of our employees are represented by a labor union. We consider our employee relations to be good.

We believe that our future success will depend in large part on the service of our technical, sales, marketing and senior management personnel and upon our ability to retain highly qualified technical, sales and marketing and managerial personnel. We cannot guarantee that we will be able to retain our key managers and employees or that we will be able to attract and retain additional highly qualified personnel in the future.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are made available free of charge on or through our website at www.aware.com as soon as reasonably practicable after such reports are filed with, or furnished to, the Securities and Exchange Commission ("the SEC"). The SEC also maintains a website, www.sec.gov, that contains reports and other information regarding issuers that file electronically with the SEC.

Copies of our (i) Corporate Governance Principles, (ii) charters for the Audit Committee, Compensation Committee, and Nominating Committee, and (iii) Code of Ethics are available in the Investor Relations section of our website at www.aware.com.

ITEM 1A. RISK FACTORS

Actual or threatened public health emergencies could harm our business.

Our business and operations could be adversely affected by health epidemics, including the current COVID-19 pandemic, impacting the markets and communities in which we, our partners and clients operate. The COVID-19 pandemic has caused significant disruption to the business and financial markets, and there remains uncertainty about the duration of this disruption on both a nationwide and global level, as well as the ongoing effect on our business. The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations and financial condition will depend on future developments that are uncertain and unpredictable. We continue to monitor the COVID-19 situation and potential effects on our business and operations. While the spread and impact of COVID-19 has stabilized, there is no guarantee that a future outbreak of this or any other widespread epidemics will not occur.

Our operating results may fluctuate significantly from period-to-period and are difficult to predict.

Individual orders can represent a meaningful percentage of our revenues and operating results in any single period and the timing of the receipt of those orders is difficult to predict. The failure to close an order or the deferral or cancellation of an order can result in revenue and net income shortfalls for that quarter. We base our current and future expense levels on our internal operating plans and sales forecasts, and our operating costs are to a large extent fixed. As a result, we may not be able to sufficiently reduce our costs in any quarter to adequately compensate for an unexpected near-term shortfall in revenues, and even a small shortfall could disproportionately and adversely affect our financial results for that quarter.

Our financial results may be negatively affected by a number of factors, including the following:

- any lack or reduction of government funding and the political, budgetary and purchasing constraints of government customers who purchase products and services directly or indirectly from us;

- the terms of customer contracts that affect the timing of revenue recognition;

- the size and timing of our receipt of customer orders;

- significant fluctuations in demand for our products and services;

- any loss of a key customer or one of its key customers;

- new competitors entering our markets, or the introduction of enhanced solutions from new or existing competitors;

- competitive pressures on selling prices;

- any cancellations, or delays of orders or contract amendments by government customers;

- higher than expected costs, asset write-offs, and other one-time financial charges; and

- general economic trends and other factors.

As a result of these factors, we believe that period-to-period comparisons of our revenue levels and operating results are not necessarily meaningful. You should not rely on our quarterly revenue and operating results to predict our future performance.

We derive a significant portion of our revenue directly or indirectly from government customers, and our business may be adversely affected by changes in the contracting or fiscal policies of those governmental entities.

We derive a significant portion of our revenue directly or indirectly from federal, international, state and local governments. We believe that the success and growth of our business will continue to depend on government customers purchasing our products and services either directly from us or indirectly through our channel partners. Changes in government contracting policies or government budgetary constraints may adversely affect our financial performance. Among the factors that could adversely affect our business are:

- changes in fiscal policies or decreases in available government funding,

- changes in government funding priorities;

- changes in government programs or applicable requirements;

- the adoption of new laws or regulations or changes to existing laws or regulations relating to the provision of biometrics services or the use of biometric data;

- changes in political or social attitudes with respect to security and defense issues;

- changes in audit policies and procedures of government entities;

- potential delays or changes in the government appropriations process; and

- delays in the payment of our invoices by government payment offices.

These and other factors could cause government customers or our channel partners to reduce purchases of products and services from us which would have a material adverse effect on our business, financial condition and operating results.

We derive a significant portion of our revenue from third party channel partners.

Our future results depend upon the continued successful distribution of our products through a channel of systems integrators and OEM partners. Systems integrators, including VARs, use our software products as a component of the biometrics systems they deliver to their customers. OEMs embed our software products in their technology devices or software products. These channel partners typically sell their products and services to government customers.

Our failure to effectively manage our relationships with these third parties could impair the success of our sales, marketing and support activities. Moreover, the activities of these third parties are not within our direct control. The occurrence of any of the following events could have a material adverse effect on our business, financial condition and operating results:

- a reduction in sales efforts by our partners;

- the failure of our partners to win government awards in which our products are used;

- a reduction in technical capabilities or financial viability of our partners;

- a misalignment of interest between us and any of our partners;

- the termination of our relationship with a major systems integrator or OEM; or

- any adverse effect on a partner's business related to competition, pricing or other factors.

A significant commercial market for biometrics technology may not develop, and, even if it does, there can be no assurance our biometrics technology will be successful.

A component of our strategy to grow our revenue includes expansion into commercial markets. To date, biometrics technology has received only limited acceptance and slow adoption in these markets. Although the recent appearance of biometric readers on popular consumer products, such as smartphones, has increased interest in biometrics as a means of authenticating and/or identifying individuals, commercial markets for biometrics technology are still developing and evolving. Biometrics-based solutions compete with more traditional security methods including keys, cards, personal identification numbers, passwords and security personnel. Acceptance of biometrics as an alternative to such traditional methods depends upon a number of factors including: i) the performance and reliability of biometric solutions; ii) costs involved in adopting and integrating biometric solutions; iii) public concerns regarding privacy; and iv) potential privacy legislation.

For these reasons, we are uncertain whether there will be significant demand for biometrics technology from commercial markets. Moreover, even if there is significant demand, there can be no assurance that our biometrics products will achieve market acceptance.

If the biometrics market does not experience significant growth or if our products do not achieve broad acceptance both domestically and internationally, we may not be able to grow our business.

Our revenues are derived primarily from sales of biometrics products and services. Our expectations regarding the future growth rate or the size of the biometrics market may not be accurate. The expansion of the biometrics market and the market for our biometrics products and services depends on a number of factors, such as:

- the cost, performance and reliability of our products and services and the products and services offered by our competitors;

- the continued growth in demand for biometrics solutions within the government and law enforcement markets, as well as the development and growth of demand for biometric solutions in markets outside of government and law enforcement;

- customers' perceptions regarding the benefits of biometrics solutions;

- public perceptions regarding the intrusiveness of these solutions and the manner in which organizations use the biometric information collected;

- public perceptions regarding the confidentiality of private information;

- proposed or enacted legislation related to privacy of biometric information;

- customers' satisfaction with biometrics solutions; and

- marketing efforts and publicity regarding biometrics solutions.

Even if biometrics solutions gain wide market acceptance, our solutions may not adequately address market requirements and may not continue to gain market acceptance. If biometrics solutions generally or our solutions specifically do not gain wide market acceptance, we may not be able to achieve our anticipated level of growth and our revenues, and our results of operations would be adversely affected.

We face intense competition from other biometrics solutions providers.

A significant number of established companies have developed or are developing and marketing software and hardware for biometrics products and applications that currently compete with or will compete directly with our offerings. We believe that additional competitors will enter the biometrics market and become significant long-term competitors, and that, as a result, competition will increase. Companies competing with us may introduce solutions that are competitively priced, have increased performance or functionality or incorporate technological advances we have not yet developed or implemented. Our current principal competitors include:

- Diversified technology providers that offer integrated biometrics solutions to governments, law enforcement agencies and other organizations. This group of competitors includes companies such as Idemia, Thales, and NEC.

- Component providers that offer biometrics software and hardware components for fingerprint, facial, iris and voice biometric identification. This group of competitors includes companies such as FaceTec, iProov, and Innovatrics.

We expect competition to intensify in the near term in the biometrics market. Many current and potential competitors have substantially greater financial, marketing, and research resources than we have. Moreover, low-cost foreign competitors from developing economies and other countries have demonstrated a willingness to sell their products at significantly reduced prices. To compete effectively in this environment, we must continually develop and market new and enhanced solutions and technologies at competitive prices and must have the resources available to invest in significant research and development activities. Our failure to compete successfully could cause our revenues and market share to decline.

The biometrics industry is characterized by rapid technological change and evolving industry standards, which could render our existing products obsolete.

Our future success will depend upon our ability to develop and introduce a variety of new capabilities and enhancements to our existing products in order to address the changing and sophisticated needs of the marketplace. Frequently, technical development programs in the biometrics industry require assessments to be made of the future direction of technology, which is inherently difficult to predict. Delays in introducing new products and enhancements, the failure to choose correctly among technical alternatives or the failure to offer innovative products or enhancements at competitive prices may cause customers to forego purchases of our products and purchase our competitors' products. We may not have adequate resources available to us or may not adequately keep pace with appropriate requirements in order to effectively compete in the marketplace.

Our software products may have errors, defects or bugs, which could result in delayed or lost revenue, expensive correction, liability to our customers, and claims against us.

Despite testing, complex software products such as ours may contain errors, defects, or bugs, which may only be discovered after they have been installed and used by our customers. Defects in the products that we develop and sell to our customers could require expensive corrections and result in delayed or lost revenue, adverse customer reaction and negative publicity about us or our products and services. Customers who are not satisfied with any of our products may also bring claims against us for damages, which, even if unsuccessful, would likely be time-consuming to defend, and could result in costly litigation and payment of damages. Such claims could harm our reputation, financial results and competitive position.

Our business may be adversely affected by our use of open-source software.

The software industry is making increasing use of open-source software in the development of products. We also license and integrate certain open-source software components from third parties into our software. Open-source software license agreements may require that the software code in these components or the software into which they are integrated be freely accessible under open-source terms. Many features we may wish to add to our products in the future may be available as open-source software and our development team may wish to make use of this software to reduce development costs and speed up the development process. While we carefully monitor the use of all open-source software and try to ensure that no open-source software is used in such a way as to require us to disclose the source code to the related product, such use could inadvertently occur. If we were required to make our software freely available, our business could be seriously harmed.

We rely on third-party software to develop and provide our solutions and significant defects in third-party software could harm our business.

We rely on software licensed from third parties to develop and offer some of our solutions. In addition, we may need to obtain future licenses from third parties to use software or other intellectual property associated with our solutions. We cannot assure you that these licenses will be available to us on acceptable terms, without significant price increases or at all. Any loss of the right to use any such software or other intellectual property required for the development and maintenance of our solutions could result in delays in the provision of our solutions until equivalent technology is either developed by us or, if available from others, is identified, obtained, and integrated, which could harm our business. Any errors or defects in third-party software could result in errors or a failure of our solutions, which could harm our business.

We rely on third-party relationships.

We have a number of relationships with third parties that are significant to our sales, marketing, support, and product development efforts, including hosting facilities for our cloud-based services. We rely on software and hardware vendors, large system integrators, and technology consulting firms to supply marketing and sales opportunities for our direct sales force and to strengthen our offerings using industry-standard tools and utilities. We also have relationships with third parties that distribute our products. There can be no assurance that these companies, many of which have far greater financial and marketing resources than us, will not develop or market offerings that compete with ours in the future or will not otherwise end or limit their relationships with us. Further, the use of third-party hosting facilities requires us to rely on the functionality and availability of the third parties' services, as well as their data security, which despite our due diligence, may be or become inadequate.

Part of our future business is dependent on market demand for, and acceptance of, the cloud-based model for the use of software.

We expect to derive a growing percentage of our revenue from the sale of cloud-based services. As a result, widespread acceptance and use of the cloud-based business model is critical to our future growth and success. Under the perpetual or fixed term license model for software procurement, users of the software typically run applications on their hardware. Because companies are generally predisposed to maintaining control of their IT systems and infrastructure, there may be resistance to the concept of accessing the functionality that software provides as a service through a third party. If the market for cloud-based, software solutions ceases to grow or grows slower than we currently anticipate, demand for our services could be negatively affected.

Our operational systems, networks and products are subject to continually evolving cybersecurity or other technological risks, which could result in the disclosure of our or our customers' confidential information, damage to our reputation, additional costs, regulatory penalties and financial losses.

Our products, services and systems may be used in critical company, customer or third-party operations, or involve the storage, processing and transmission of sensitive data, including valuable intellectual property, other proprietary or confidential data, regulated data, and personal information of employees, customers and others. Successful breaches, employee malfeasance, or human or technological error could result in, for example, unauthorized access to, disclosure, modification, misuse, loss, or destruction of company, customer, or other third party data or systems; theft of sensitive, regulated, or confidential data including personal information and intellectual property; the loss of access to critical data or systems through ransomware, destructive attacks or other means; and business delays, service or system disruptions or denials of service.

If we or third parties with which we do business were to fall victim to successful cyber-attacks or experience other cybersecurity incidents, including the loss of individually identifiable customer or other sensitive data, we may incur substantial costs and suffer other negative consequences, which may include remediation costs, such as liability for stolen assets or information, repairs of system damage, and incentives to customers or business partners in an effort to maintain relationships after an attack as well as litigation and legal risks, including regulatory actions by state and federal regulators.

Our intellectual property is subject to limited protection.

Because we are a technology provider, our ability to protect our intellectual property and to operate without infringing the intellectual property rights of others is critical to our success. We regard our technology as proprietary. We rely on a combination of U.S. and worldwide patent, trade secret, copyright, and trademark law as well as confidentiality agreements to protect our proprietary technology. We cannot assure you that we will be able to enforce the patents we own against third parties. Some foreign countries do not currently provide effective legal protection for intellectual property and our ability to prevent the unauthorized use of our products in those countries is therefore limited. Despite our efforts, these measures can only provide limited protection. Unauthorized third parties may try to copy or reverse engineer portions of our products or otherwise obtain and use our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our technology, and our business would thus be harmed.

In the future, we may be involved in legal action to enforce our intellectual property rights relating to our patents, copyrights or trade secrets. Any such litigation could be costly and time-consuming for us, even if we were to prevail. Moreover, even if we are successful in protecting our proprietary information, our competitors may independently develop technologies substantially equivalent or superior to our technology. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property or otherwise gaining access to our technology. The misappropriation of our technology or the development of competitive technology could seriously harm our business.

We may be sued by third parties for alleged infringement of their proprietary rights.

We may be subject to claims that our technology and products infringe the intellectual property rights of others. A large and increasing number of participants in the technology industry, including companies known as non-practicing entities, have applied for or obtained patents. Some of these patent holders have demonstrated a readiness to commence litigation based on allegations of patent infringement. Third parties have asserted against us in the past and may assert against us in the future patent, copyright and other intellectual property rights to technologies that are important to our business.

Intellectual property rights can be uncertain and involve complex legal and factual questions. Moreover, intellectual property claims, with or without merit, can be time-consuming and expensive to litigate or settle, and could divert management attention away from the execution of our business plan. If we were found to have infringed the proprietary rights of others, we could be subject to substantial damages or an injunction preventing us from conducting our business.

If we are unable to attract and retain key personnel, our business could be harmed.

If any of our key employees were to leave, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any successor obtains the necessary training and experience. Our employment relationships are at-will and we have had key employees leave in the past. We cannot assure you that one or more key employees will not leave in the future. We intend to continue to hire additional highly qualified personnel, including software engineers and sales personnel, but may not be able to attract, assimilate or retain qualified personnel in the future. Any failure to attract, integrate, motivate and retain these employees could harm our business.

Our business may be affected by government laws and regulations.

Extensive regulation under federal, state, and foreign law has adversely affected us and could further adversely affect us in ways that are difficult for us to predict. More specifically, we are subject to regulatory environment changes regarding privacy and data protection that could have a material impact on our results of operations. These regulatory changes may potentially involve new regulatory issues/requirements such as the EU General Data Protection Regulation ("GDPR"), the California Privacy Rights Act ("CPRA") and other comprehensive state privacy laws, the Illinois Biometric Privacy Act, Texas Statute on the Capture or Use of Biometric Identifier, State of Washington H.B. 1493, Brazil's General Data Protection Law ("LGPD") and any other state, federal or foreign regulations governing the collection, use and storage of biometric data. The potential costs of compliance with or imposed by new/existing regulations and policies that are applicable to us, or fines and penalties to which we may become subject if we fail to comply with those regulations and polices, may affect the use of our products and services and could have a material adverse impact on our results of operations.

In addition, our business may also be adversely affected by: i) the imposition of tariffs, duties and other import restrictions on goods and services we purchase from non-domestic suppliers; or ii) the imposition of economic sanctions on existing or potential customers or suppliers, or iii) by the imposition of export restrictions on products we sell internationally. Changes in current or future laws or regulations, in the United States or elsewhere, could seriously harm our business.

Adverse economic conditions could harm our business.

Unfavorable changes in economic conditions, including recessions, inflation, turmoil in financial markets, changes caused by global crisis such as the COVID-19 pandemic, the ongoing conflict between Russia and Ukraine and resulting economic sanctions, the Taliban's takeover of Afghanistan, or other changes in economic conditions, could harm our business, results of operations, and financial conditions as a result of:

- reduced demand for our products;

- increased risk of order cancellations or delays;

- increased pressure on the prices for our products;

- greater difficulty in collecting accounts receivable;

- risks to our liquidity, including the possibility that we might not have access to our cash when needed; and

- rising interest rates, recessionary cycles, and inflationary pressures, that could make our products more expensive or could increase our costs.

We are unable to predict whether or when any such adverse economic conditions could occur in the U.S. or other countries; and if they do occur, we cannot predict the timing, duration, or severity.

We may not realize the anticipated benefits of our acquisitions.

We may make acquisitions of companies that offer complementary products, services, and technologies such as our acquisitions of FortressID in December of 2021 and AFIX in November of 2020. The ultimate success of our acquisitions depends, in part, on our ability to realize the anticipated synergies, cost savings and growth opportunities from integrating acquired businesses or assets into our existing businesses. However, the acquisition and successful integration of independent businesses or assets is a complex, costly and time-consuming process, and the benefits we realize may not exceed the costs of the acquisition. The risk and difficulties associated with acquiring and integrating companies and other assets include, among others, difficulties assimilating the operations and personnel of acquired companies, challenges in realizing the value of the acquired assets relative to the price paid, distraction of management from our ongoing businesses and potential product disruptions associated with the sale of the acquired company's products. These factors could have a material adverse effect on our business, financial condition, operating results and cash flows. Additionally, our acquisitions have provided, in the case of Fortress ID, and may in the future provide for future contingent acquisition payments, based on the achievement of performance targets or milestones. These arrangements can impact or restrict integration of acquired businesses and can result in disputes, including litigation. Additionally, regardless of the form of consideration we pay, acquisitions and investments could negatively impact our net income and earnings per share.

We may have additional tax liabilities.

We are subject to income taxes in the United States. Significant judgments are required in determining our provisions for income taxes. In the course of preparing our tax provisions and returns, we must make calculations where the ultimate tax determination may be uncertain. Our tax returns are subject to examination by the Internal Revenue Service ("IRS") and state tax authorities. There can be no assurance as to the outcome of these examinations. If the ultimate determination of taxes owed is for an amount in excess of amounts previously accrued, our operating results, cash flows, and financial condition could be adversely affected.

The market price of our common stock has been and may continue to be subject to wide fluctuations, and this may make it difficult for shareholders to resell the common stock when they want or at prices they find attractive.

The market price of our common stock, like that of other technology companies, is volatile and is subject to wide fluctuations in response to a variety of factors, including:

- variations in operating results;

- announcements of technological innovations or new products by us or our competitors,

- changes in customer relationships, such as the loss of a key customer;

- recruitment or departure of key personnel;

- trading volume of our common stock;

- price and volume fluctuation in the overall stock market;

- corporate actions we may initiate, such as acquisitions, stock sales or repurchases, dividend declarations, or corporate reorganizations.

Our stock price may also be affected by broader market trends unrelated to our performance. As a result, purchasers of our common stock may be unable at any given time to sell their shares at or above the price they paid for them. Moreover, companies that have experienced volatility in the market price of their stock often are subject to securities class action litigation. If we were the subject of such litigation, it could result in substantial costs and divert management's attention and resources.

If we are unable to maintain effective internal controls over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decline in the price of our common stock.

As a public company, we are required to enhance and test our financial, internal and management control systems to meet obligations imposed by the Sarbanes-Oxley Act of 2002. Consistent with the Sarbanes-Oxley Act and the rules and regulations of the SEC, management's assessment of our internal controls over financial reporting is required in connection with our filing of our Annual Report on Form 10-K. If we are unable to identify, implement and conclude that we have effective internal controls over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock. Our assessment of our internal controls over financial reporting may also uncover weaknesses or other issues with these controls that could also result in adverse investor reaction.

We must make judgments in the process of preparing our financial statements.

We prepare our financial statements in accordance with generally accepted accounting principles and certain critical accounting policies that are relevant to our business. The application of these principles and policies requires us to make significant judgments and estimates. The most significant estimates included in the financial statements pertain to revenue recognition, reserves for doubtful accounts, valuation of acquired assets and assumed liabilities in business combinations, valuation of contingent acquisition payments, valuation of investment in note receivable, goodwill and long-lived asset impairment and valuation allowance for deferred income tax assets. Actual results could differ from those estimates. In the event that our judgments and estimates differ from actual results, we may have to change them, which could materially affect our financial position and results of operations.

Moreover, accounting standards have been subject to rapid change and evolving interpretations by accounting standards setting organizations over the past few years. The implementation of new accounting standards requires us to interpret and apply them appropriately. If our current interpretations or applications are later found to be incorrect, we may have to restate our financial statements and the price of our stock could decline.

Our officers, directors and holders of 5% of outstanding shares together beneficially own a significant portion of our common stock and, as a result, can exercise control over stockholder and corporate actions.
Our officers and directors and the holders of at least 5% of our outstanding shares currently beneficially own approximately 48% of our outstanding common stock, and 60% on a fully diluted basis assuming the exercise of both vested and unvested options. As such, they have a significant influence over most matters requiring approval by stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control, which in turn could have a material adverse effect on the market price of our common stock or prevent stockholders from realizing a premium over the market price for their shares.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We lease approximately 20,730 rentable square feet in Burlington, Massachusetts, which we use as our headquarters. We believe that this facility is adequate for our current needs and for the foreseeable future. See Note 10 to our audited financial statements included elsewhere in this Annual Report on Form 10-K for more information regarding our leases.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are involved in litigation incidental to the conduct of our business. We are not party to any lawsuit or proceeding that, in our opinion, is likely to materially impact us or our business.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is the only class of stock we have outstanding, and it trades on the Nasdaq Global Market under the symbol AWRE.

As of March 1, 2023, we had approximately 75 shareholders of record. This number does not include shareholders who hold our shares in a "nominee" or "street" name. We paid no dividends in 2022 or 2021. We anticipate that we will continue to reinvest any earnings to finance our future operations although we may also pay special cash dividends if our board of directors deems it appropriate.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	(d) Maximum Number (or Approximate Dollar Value) of Shares That May Yet Be Purchased Under the Plans or Programs	
October 1 through 31, 2022	90,144	$	1.82	90,144		9,571,921
November 1 through 30, 2022	397,671	$	1.81	397,671		9,407,859
December 1 through 31, 2022	140,825	$	1.90	140,825	$	8,688,074
Total	628,640	$	1.83	628,640		

On March 3, 2022, we announced that our board of directors had approved the repurchase of up to $10,000,000 of our common stock from time to time through December 31, 2023.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table sets forth, for the years indicated, certain line items from our consolidated statements of operations stated as a percentage of total revenue:

	Year ended December 31,	
Revenue:	**2022**	**2021**
Software licenses	46%	47%
Software maintenance	45	40
Services and other	9	13
Total revenue	100	100
Costs and expenses:		
Cost of services and other	8	7
Research and development	58	55
Selling and marketing	43	38
General and administrative	40	37
Gain on sale of fixed assets	(35)	-
Total costs and expenses	114	137
Operating loss	(14)	(37)
Interest and other income	3	-
Loss before provision for (benefit from) income taxes	(11)	(37)
Provision for (benefit from) income taxes	0	(2)
Net loss	(11%)	(35%)

Summary of Operations

We are primarily engaged in the development and sale of biometrics products, solutions and services. Our software products are used in government and commercial systems and applications and fulfill a broad range of functions critical to secure biometric enrollment, authentication, identification and transactions. Principal government applications of biometrics systems include border control, visa applicant screening, law enforcement, national defense, intelligence, secure credentialing, access control, and background checks. Principal commercial applications include: i) user enrollment and authentication used for login to mobile devices, computers, networks, and software programs; ii) user authentication for financial transactions and purchases (online and in-person); iii) physical access control to buildings; and iv) identity proofing of prospective employees and customers. We sell our biometrics software products and services globally through a multifaceted distribution strategy using systems integrators, OEMs, VARs, partners, and directly to end user customers. We also derive a portion of our revenue from the sale of imaging software licenses to OEMs and systems integrators that incorporate our software into medical imaging products and medical systems.

Summary of Financial Results

We used revenue and operating loss to summarize financial results over the past two years as we believe these measurements are the most meaningful way to understand our operating performance.

2022 compared to 2021

Revenue and operating loss in 2022 were $16.0 million and $2.2 million, respectively, which compared to revenue and operating loss in 2021 of $16.9 million and $6.1 million, respectively.

Lower revenue in 2022 as compared to 2021 was primarily due to decreases in revenue from our perpetual software licenses of $0.8 million and services and other of $0.7 million, which was partially offset by increases in software maintenance revenue of $0.4 million and revenue from subscription-based licenses of $0.2 million. Lower operating loss in 2022 as compared 2021 was primarily due to a $5.7 million gain we recorded related to the sale of our corporate office, which was partially offset by a decrease in revenue of $0.8 million, increased sales and marketing expense of $0.6 million and increased general and administrative expense of $0.3 million.

Software License Revenue

Software license revenue consists of revenue from the sale of biometrics and imaging software products. Sales of software products depend on our ability to win proposals to supply software for biometrics systems projects either directly to end user customers or indirectly through channel partners.

Software license revenue decreased 7% from $8.0 million in 2021 to $7.4 million in 2022. As a percentage of total revenue, software license revenue decreased from 47% in 2021 to 46% in 2022. The $0.6 million decrease in software license revenue was due primarily to a $0.8 million decrease in perpetual licenses sales, which was partially offset by a $0.2 million increase in subscription-based license sales. For the years ended December 31, 2022 and 2021, we generated a de minimis amount of revenue from SaaS contracts.

Software Maintenance Revenue

Software maintenance revenue consists of revenue from the sale of software maintenance contracts. Software maintenance contracts entitle customers to receive software support and software updates, if and when they become available, during the term of the contract.

Software maintenance revenue increased 6% from $6.7 million in 2021 to $7.1 million in 2022. As a percentage of total revenue, software maintenance revenue increased from 40% in 2021 to 44% in 2022. The dollar increase in software maintenance revenue was primarily due to software maintenance renewals related to perpetual license sales.

A majority of our customers purchase software maintenance contracts when they initially purchase software licenses. Since our software is used in active biometrics systems, many of our customers continue to renew their maintenance contracts in subsequent years while systems remain operational.

Services and Other Revenue

Services revenue consists of fees we charge to perform software development, integration, installation, and customization services. Similar to software license revenue, services revenue depends on our ability to win biometrics systems projects either directly with end user customers or in conjunction with channel partners. Other revenue consists of hardware fees that are included with some of our software license. Services and other revenue fluctuate when we commence new projects and/or when we complete projects that were started in previous periods.

Services and other revenue decreased 31% from $2.2 million in 2021 to $1.5 million in 2022. As a percentage of total revenue, services and other revenue decreased from 13% in 2021 to 9% in 2022. The dollar decrease in services and other revenue was primarily due to fewer active contracts with services during the period.

Cost of Services and Other Revenue

Cost of services and other revenue consists primarily of engineering costs to perform customer services projects. Such costs primarily include: i) engineering salaries, stock-based compensation, fringe benefits, and facilities; ii) engineering consultants and contractors; iii) software license fees; and iv) hardware costs.

Cost of services and other revenue increased 4% from $1.2 million in 2021 to $1.3 million in 2022. When compared to services and other revenue, cost of services and other revenue as a percentage increased from 55% in 2021 to 83% in 2022, which resulted in gross margins decreasing from 45% in 2021 to 17% in 2022. The dollar increase in cost of services and other revenue was primarily due to due to higher payroll related costs.

Gross margins on services and other revenue are a function of: i) the nature of the projects; ii) the level of engineering difficulty and labor hours required to complete project tasks; and iii) how much we were able to charge. Gross margins in these years reflect the profitability mix of customer projects. We expect that gross margins on services and other revenue will continue to fluctuate in future periods based on the nature, complexity, and pricing of future projects.

Research and Development Expense

Research and development expense consists of costs for: i) engineering personnel, including salaries, stock-based compensation, fringe benefits, and facilities; ii) engineering consultants and contractors, and iii) other engineering expenses such as supplies, equipment depreciation, dues and memberships and travel. Engineering costs incurred to develop our technology and products are classified as research and development expense. As described in the cost of services section, engineering costs incurred to provide engineering services for customer projects are classified as cost of services and are not included in research and development expense.

The classification of total engineering costs to research and development expense and cost of services for the years ended December 31, 2022 and 2021 was (in thousands):

| | Years ended December 31, | |
	2022	2021
Research and development expense	$ 9,234	$ 9,259
Cost of services and other	1,260	1,210
Total engineering costs	$ 10,494	$ 10,469

Total engineering costs were $10.5 million in both 2021 and 2022. As a percentage of total revenue, total engineering costs increased from 62% in 2021 to 66% in 2022.

Our engineering headcount decreased slightly from 49 in 2021 to 46 in 2022. We believe our engineering organization was adequately staffed as of December 31, 2022.

As we described in the Part I—Business of this Form 10-K, we intend to introduce new products that will allow us to offer more complete biometrics solutions. We believe this strategy will allow us to sell more software into biometrics systems projects in order to grow our revenue. Our preference is to develop such products internally, however to the extent we are unable to do that, we may purchase or license technologies from third parties. We anticipate that we will continue to focus our future research and development activities on enhancing existing products and developing new products. We expect research and development expenses to increase in absolute dollars, but to decrease as a percentage of net revenues.

Selling and Marketing Expense

Selling and marketing expense primarily consists of costs for: i) sales and marketing personnel, including salaries, sales commissions, stock-based compensation, fringe benefits, travel, and facilities; and ii) advertising and promotion expenses.

Selling and marketing expense increased 10% from $6.3 million in 2021 to $7.0 million in 2022. As a percentage of total revenue, selling and marketing expense increased from 38% in 2021 to 43% in 2022. The dollar increase in selling and marketing expense was primarily due to $0.3 million in severance costs related to the termination of our Chief Commercial Officer position in August 2022 and $0.3 million in increased costs related to marketing promotions. We expect to expand our sales and marketing force to pursue future opportunities.

General and Administrative Expense

General and administrative expense consists primarily of costs for: i) officers, directors and administrative personnel, including salaries, bonuses, director compensation, stock-based compensation, fringe benefits, and facilities; ii) professional fees, including legal and audit fees; iii) public company expenses; and iv) other administrative expenses, such as insurance costs and bad debt provisions.

General and administrative expense increased by 5% from $6.2 million in 2021 to $6.4 million in 2022. As a percentage of total revenue, general and administrative expense increased from 37% in 2021 to 40% in 2022. The increase in general and administrative expense in 2022 was primarily due to bad debt expense increases of $0.4 million. Fluctuations of general and administrative expenses are expected depending on specific activities in a period. We expect general and administrative expenses to increase in absolute dollars, but to decrease as a percentage of total revenue.

Gain on sale of fixed assets

In July 2022, we sold our corporate headquarters in Bedford, MA for total proceeds of $8.9 million less a brokerage commission of $0.3 million. At the time of the sale, we disposed of all building and land related assets. The net book value of all assets disposed of was $2.9 million. We recorded a net gain on the sale of fixed assets of $5.7 million for the year ended December 31, 2022.

Interest Income

Interest income increased from four thousand dollars in 2021 to $0.5 million in 2022. The dollar increase in interest income was primarily due to higher interest rates related to our marketable securities of U.S Treasury notes and bonds and corporate bonds as well as higher interest rates within our money market accounts.

Income Taxes

We are subject to income taxes in the United States and we use estimates in determining our provisions for income taxes. We account for income taxes using the asset and liability method for accounting and reporting income taxes. Deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates.

A discussion of income taxes for the years ended December 31, 2022 and 2021 follows:

Year ended December 31, 2022. Total income tax expense for the year ended December 31, 2022 was $49 thousand. The income tax expense for 2022 relates to the limitations on the usage of net operating loss carryforwards generated in years beginning after December 31, 2017.

Year ended December 31, 2021. Total income tax benefit for the year ended December 31, 2021 was $0.3 million. The income tax benefit for 2021 relates to a release of our valuation allowance as a result of deferred taxes recorded as part of the FortressID acquisition.

LIQUIDITY AND CAPITAL RESOURCES

In recent years, we have financed the company with our cash and cash equivalent balances. Cash flows from operating, investing and financing activities are described below.

Cash flows from operating activities

A discussion of cash flow from operating activities for each of the last two years is as follows:

Year ended December 31, 2022. Cash used in operating activities was $5.0 million in 2022. Cash used by operations was primarily the result of $1.7 million of net loss plus the impact of a $5.7 million gain on the sale of fixed assets, which was partially offset by the add back of $1.7 million of non-cash stock-based compensation and $0.8 million for non-cash depreciation and amortization.

Year ended December 31, 2021. Cash used in operating activities was $6.2 million in 2021. Cash used by operations was primarily the result of $5.8 million of net loss plus the impact of $2.3 million of changes in assets and liabilities, partially offset by the add back of $1.6 million of non-cash stock-based compensation and $0.7 million for non-cash depreciation and amortization.

Cash flows from investing activities

A discussion of cash flow from investing activities for each of the last two years is as follows:

Year ended December 31, 2022. Investing activity cash used of $12.0 million was primarily the result of $17.3 million net purchases of marketable securities, a $2.5 million investment in a note receivable, and $0.7 million of purchases of property and equipment, partially offset by $8.5 million in proceeds from the sale of our former corporate headquarters.

Year ended December 31, 2021. Investing activity cash usage of $2.5 million was primarily the result of $2.5 million used in connection with our acquisition of FortressID.

Cash flows from financing activities

A discussion of cash flow from financing activities for each of the last two years is as follows:

Year ended December 31, 2022. Financing activity cash used of $1.2 million was primarily the result of $1.3 million used to buy back stock under our stock repurchase program and $26 thousand used to pay income taxes for employees who surrendered shares of common stock in connection with stock grants, which were partially offset by $0.2 million of proceeds from the issuance of common stock from stock grants.

Year ended December 31, 2021. Financing activity cash provided of $0.1 million was primarily the result of the issuance of common stock from stock grants which was partially offset by cash used to pay income taxes for employees who surrendered shares in connection with stock grants.

At December 31, 2022, we had cash, cash equivalents, and marketable securities of $29.0 million. While we cannot assure you that we will not require additional financing, or that if needed such financing will be available to us, we believe that our cash and cash equivalents will be sufficient to fund our operations for at least the next twelve months from the filing date of this Annual Report on Form 10-K and to meet our known long-term cash requirements. Whether these resources are adequate to meet our liquidity needs beyond that period will depend on our future growth, operating results, and the investments needed to support our operations. If we require additional capital resources, we may utilize available funds or seek additional external financing.

As of December 31, 2022, our material cash requirements from known contractual and other obligations consisted of payments under the operating lease for our corporate headquarters, which we estimate will be approximately $0.5 million in 2023 and $0.7 million in each of 2024, 2025, 2026 and 2027, and $4.2 million thereafter. See Note 10 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information on our operating lease.

We enter into agreements in the ordinary course of business that require us: i) to perform under the terms of the contracts, ii) to protect the confidentiality of our customers' intellectual property, and iii) to indemnify customers, including indemnification against third party claims alleging infringement of intellectual property rights. We also have agreements with each of our directors and executive officers to indemnify such directors or executive officers, to the extent legally permissible, against all liabilities reasonably incurred in connection with any action in which such individual may be involved by reason of such individual being or having been a director or officer of the Company.

Given the nature of the above obligations and agreements, we are unable to make a reasonable estimate of the maximum potential amount that we could be required to pay. Historically, we have not made any significant payments on the above guarantees and indemnifications and no amount has been accrued in the audited financial statements included elsewhere in this Annual Report on Form 10-K with respect to these guarantees and indemnifications.

To date, inflation has not had a material impact on our financial results. There can be no assurance, however, that inflation will not adversely affect our financial results in the future.

OFF-BALANCE SHEET ARRANGEMENTS

We do not currently have any arrangements with unconsolidated entities, such as entities often referred to as structured finance, special purpose entities, or variable interest entities which are often established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Accordingly, we are not exposed to any financing, liquidity, market or credit risk.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our significant accounting policies are discussed in Note 2, Summary of Significant Accounting Policies, to our financial statements, included elsewhere in this Annual Report. *We have identified the following as our significant accounting policies and estimates, which are defined as those that are reflective of significant judgments and uncertainties, are the most pervasive and important to the presentation of our financial condition and results of operations and could potentially result in materially different results under different assumptions, judgments or conditions.*

Revenue recognition. In accordance with Accounting Standards Codification ("ASC"), Topic 606, Revenue from Contracts with Customers ("ASC 606"), revenue is recognized when a customer obtains control of promised goods and services. The amount of revenue recognized reflects the consideration to which we expect to be entitled to receive in exchange for these goods and services. In addition, ASC 606 requires disclosures of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The core principle of the standard is that we should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. To achieve that core principle, we apply the following five step model:

1. Identify the contract with the customer;

2. Identify the performance obligations in the contract;

3. Determine the transaction price;

4. Allocate the transaction price to the performance obligations in the contract; and

5. Recognize revenue when (or as) each performance obligation is satisfied.

We categorize revenue as software licenses, software maintenance, or services and other revenue. Revenue from software licenses is recognized at a point in time upon delivery, provided all other revenue recognition criteria are met. We recognize software maintenance revenue over time on a straight-line basis over the contract period. Services revenue is recognized over time as the services are delivered using an input method (i.e., labor hours incurred as a percentage of total labor hours budgeted), provided all other revenue recognition criteria are met.

In addition to selling software licenses, software maintenance and software services on a standalone basis, a significant portion of our contracts include multiple performance obligations, which require an allocation of the transaction price to each distinct performance obligation based on a relative standalone selling price ("SSP") basis. The SSP is the price at which we would sell a promised good or service separately to a customer. The best estimate of SSP is the observable price of a good or service when we sell that good or service separately. A contractually stated price or a list price for a good or service may be the SSP of that good or service. We use a range of amounts to estimate SSP when we sell each of the goods and services separately and need to determine whether there is a discount that needs to be allocated based on the relative SSP of the various goods and services. In instances where SSP is not directly observable, such as when we do not sell the product or service separately, we typically determine the SSP using an adjusted market assessment approach using information that may include market conditions and other observable inputs. We typically have more than one SSP for individual goods and services due to the stratification of those goods and services by customers and circumstances. In these instances, we may use information such as the nature of the customer and distribution channel in determining the SSP.

When software licenses and significant customization engineering services are sold together, they are accounted for as a combined performance obligation, as the software licenses are generally highly dependent on, and interrelated with, the associated customization services and therefore are not distinct performance obligations. Revenue for the combined performance obligation is recognized over time as the services are delivered using an input method (i.e., labor hours incurred as a percentage of total labor hours budgeted).

When subscription-based software is sold, the software license and software maintenance are generally considered distinct performance obligations. The transaction price is allocated to the software license and the software maintenance based on relative SSP. We sell our software subscription license for a fixed fee or a subscription-based royalty fee, sometimes subject to a minimum guarantee. When the amount is in the form of a fixed fee, including the guaranteed minimum usage-based royalty, revenue allocated to the software license is recognized at a point in time upon delivery, provided all other revenue recognition criteria are met. Any royalties not subject to the guaranteed minimum or earned in excess of the minimum amount are recognized as revenue when the subsequent usage occurs. Revenue allocated to the software maintenance is recognized over the contract term.

Also, with the delivery of our current products in a hosted environment with AwareID, we recognize revenue from our SaaS arrangements ratably over the subscription period.

Our arrangements can include variable fees, such as the option to purchase additional usage of a previously delivered software license. We may also provide pricing concessions to clients, a business practice that also gives rise to variable fees in contracts. For variable fees arising from the client's purchase of additional usage of a previously delivered software license, we apply the sales and usage-based royalties guidance related to a license of intellectual property and recognizes the revenue in the period the underlying sale or usage occurs. We include variable fees in the determination of total transaction price if it is not probable that a future significant reversal of revenue will occur. We use the expected value or most likely value amount, whichever is more appropriate for specific circumstances, to estimate variable consideration, and the estimates are based on the level of historical price concessions offered to clients.

The amount of consideration is not adjusted for a significant financing component if the time between payment and the transfer of the related good or service is expected to be one year or less under the practical expedient in ASC 606-10-32-18. Our revenue arrangements are typically accounted for under such expedient, as payment is typically due within 30 to 60 days. As of December 31, 2022 and 2021, none of our contracts contained a significant financing component.

Goodwill and intangible assets impairment. Our goodwill and intangible assets result from our previous business acquisitions. Goodwill and intangible assets with indefinite useful lives are not amortized but are tested for impairment at least annually or as circumstances indicate their value may no longer be recoverable. We do not carry any intangible assets with indefinite useful lives other than goodwill. We perform our annual goodwill impairment test in the fourth quarter. To assess if goodwill is impaired, we first review qualitative factors to determine whether further impairment testing is necessary. If based on the qualitative assessment, we consider it more-likely-than-not that our reporting units fair value is less than its carrying amount, we perform a quantitative impairment test. An excess of carrying value over fair value would indicate that goodwill may be impaired.

We periodically reevaluate our business and have determined that we have one operating segment and one reporting unit. If our assumptions change in the future, we may be required to record impairment charges to reduce our goodwill carrying value.

If indicators of impairment are present, we compare the estimated undiscounted cash flows that the asset is expected to generate to the carrying value. The key assumptions of the cash flow model involve significant subjectivity. If such assets are impaired, an impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

As of December 31, 2022, we had $3.1 million of goodwill and $2.8 million of intangible assets. Impairment in the valuation of long-lived assets could materially impact our operating results and financial position. To date, there have been no impairments of goodwill or intangible assets.

Stock-Based Compensation. We grant stock and stock options to our employees and directors. We measure stock-based compensation cost at the grant date based on the fair value of the award and recognize it as expense over the applicable vesting period of the award on a straight-line basis.

For stock awards, we determine the fair value of the award by using the fair market value of our stock on the date of grant; provided the number of shares in the grant is fixed on the grant date.

For stock options, we use the Black-Scholes valuation model to estimate the fair value of the award. This valuation model takes into account the exercise price of the award, as well as a variety of significant assumptions. The assumptions used to estimate the fair value of stock options include the expected term, the expected volatility of our stock over the expected term, the risk-free interest rate over the expected term, and our expected annual dividend yield.

Income taxes. As part of the process of preparing our consolidated financial statements we are required to estimate our actual current tax expense. We must also estimate temporary and permanent differences that result from differing treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe recovery is not likely, we must establish a valuation allowance.

The Coronavirus Aid, Relief and Economic Security Act ("CARES Act") was signed into law on March 27, 2020. The Act contained specific relief and stimulus measures including allowing net operating losses originating in 2018 through 2020 to be carried back five years to offset taxable income in the carryback period.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets, and any valuation allowance recorded against our net deferred tax assets. Our deferred tax assets primarily relate to: i) research and development tax credit carryforwards; ii) net operating loss carryforwards; and iii) temporary differences that result from differing treatment of certain items for tax and accounting purposes. As of December 31, 2022, we had a total of $11.1 million of deferred tax assets for which we have recorded a $11.1 million valuation allowance.

We will continue to assess the level of valuation allowance required in future periods. Should evidence regarding the realizability of tax assets change at a future point in time, the valuation allowance will be adjusted accordingly.

Allowance for doubtful accounts. We make judgments as to our ability to collect outstanding and unbilled receivables and provide allowances for receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding receivables. If the judgments we make to determine the allowance for doubtful accounts do not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be required.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent Accounting Pronouncements. In October 2021, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*. The ASU requires contract assets and contracts liabilities to be accounted for as if they ("the acquirer") entered into the original contract at the same time and same date as the acquiree. The guidance is to be effective for reporting periods beginning after December 15, 2022, with early adoption permitted. We are continuing to assess the impact of the standard on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments*, which changes the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. This guidance was to be effective for reporting periods beginning after December 15, 2019, with early adoption permitted. In November 2019, the FASB issued ASU 2019-10, *Financial Instruments – Credit Losses (Topic 326), and Derivatives and Hedging (Topic 815) effective Dates,* which deferred the effective dates for us, as a smaller reporting company, until fiscal year 2023. We are continuing to assess the impact of the standard on our consolidated financial statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Aware, Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Aware, Inc. and its subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition
As described in Note 2 to the financial statements, the Company recognizes revenue when a customer obtains control of promised goods and services. The amount of revenue recognized reflects the consideration which the Company expects to be entitled to receive in exchange for these goods and services. The Company offers customers the ability to purchase combinations of software licenses, software maintenance, and related professional services together in one arrangement. The Company must determine which promises are distinct performance obligations and allocate the revenue to the

performance obligations that are considered distinct based upon their relative Stand-alone Selling Price (SSP). Revenue allocated to software licenses is typically recognized at a point in time upon delivery and revenue allocated to the software maintenance and professional services is recognized over time, provided all other revenue recognition criteria are met. Management applies significant judgment in determining the revenue recognition for these contracts including the identification of and accounting for all performance obligations and the calculation of the SSP for each identified performance obligation. The Company's identification of performance obligations and estimate of SSP for each performance obligation identified within these customer contracts requires management to consider many factors, including:

- Determination of whether products and services are considered distinct performance obligations that should be accounted for separately versus together, such as software maintenance or professional services that are sold with software licenses.

- Determination of stand-alone selling prices for each distinct performance obligation.

Given these factors, the related audit effort in evaluating management's judgments in identifying performance obligations and estimating SSP's for these customer agreements was extensive and required a high degree of auditor judgment.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. Our procedures related to the Company's identification of performance obligations and estimation of SSP's for these customer agreements included, among others:

- We evaluated management's significant accounting policies related to these customer agreements for reasonableness.

- We obtained and read revenue contracts and evaluated the completeness of the performance obligations identified by management, and performed an evaluation of whether these performance obligations were distinct and capable of being distinct.

- We tested management's process used to determine the SSP's by evaluating the models, including testing the accuracy and completeness of data used, and reasonableness of assumptions applied by management.

- For each contract with multiple performance obligations, we also tested the allocation of the transaction price to each performance obligation based upon the SSP.

Contingent Acquisition Payments
As disclosed in Note 5 to the financial statements, during 2021, the Company completed the acquisition of FortressID for a total aggregate purchase price of $3.4 million. The transaction was accounted for as a business combination. The total aggregate purchase price included $2.5 million of cash consideration plus the fair value of the contingent acquisition payments which was originally estimated to be $0.9 million. The contingent acquisition payments required cash payments of up to $2.0 million by achieving revenue targets during 2022 and up to another $2.0 million for revenue targets reached during 2023. The Company determines the fair value of contingent acquisition payments as part of the initial purchase price allocation and on an ongoing basis each reporting period until the contingent acquisition payments period is settled. As of December 31, 2022, the liability recorded for future estimated contingent acquisition payments was $0.8 million, which represents a Level 3 estimate in the fair value hierarchy due to the significant unobservable inputs used in determining the fair value and the use of management judgment about the assumptions that market participants would use in pricing these liabilities.

Auditing the Company's accounting for its contingent acquisition payments was complex due to the significant estimation required by management to determine the fair value of the contingent acquisition payments. The significance of the estimations used by management to determine the fair value of contingent acquisition payments was primarily due to the sensitivity of the fair value to the underlying assumptions. The significant assumptions include estimation of the probability and timing of payments, future sales forecasts, as well as the appropriate discount rate based on the estimated timing of payments. These significant assumptions are forward looking and could be affected by future economic and market conditions.

Given these factors, the related audit effort in evaluating management's judgments in determining the fair value of the contingent acquisition payments was extensive and required a high degree of auditor judgment.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. Our procedures related to the Company's contingent acquisition payments included, among others:

- We evaluated the Company's use of the multi-scenario model and testing the significant assumptions used in the model which include but are not limited to future sales forecasts and the discount rate.

- We obtained and read the terms of the contingent acquisition payments and the conditions that must be met for the amounts to become payable.

- We tested the reasonableness of management's underlying sales forecasts used in the valuation model by comparing the projections to historical results and certain peer companies.

- With the assistance of our valuation specialists, we evaluated the reasonableness of the valuation methodology and discount rates utilized by management by:

  o Testing the source information underlying the determination of the discount rate and evaluating the appropriateness of the methodology used by management's valuation specialist.

  o Testing the mathematical accuracy of the calculations and comparing those to the discount rate selected by management.

/s/ RSM US LLP

We have served as the Company's auditor since 2012.

Boston, Massachusetts
March 15, 2023

AWARE, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

		December 31,		
		2022		**2021**
ASSETS				
Current assets:				
Cash and cash equivalents	$	11,749	$	29,963
Marketable securities		17,229		—
Accounts receivable, net		3,317		3,763
Unbilled receivables, net		2,929		3,087
Tax receivable		1,362		1,411
Prepaid expenses and other current assets		693		591
Total current assets		37,279		38,815
Property and equipment, net		726		3,216
Intangible assets, net		2,806		3,222
Goodwill		3,120		3,120
Note receivable		2,601		—
Right of use asset		4,538		—
Other long-term assets		122		—
Total assets	$	51,192	$	48,373
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	639	$	283
Accrued expenses		1,282		1,909
Current portion of operating lease liabilities		470		—
Deferred revenue		3,411		3,549
Total current liabilities		5,802		5,741
Long-term deferred revenue		322		191
Long-term operating lease liabilities		4,047		-
Long-term contingent acquisition payments		812		919
Total long-term liabilities		5,181		1,110
Commitments and contingent liabilities (Note 11)				
Stockholders' equity:				
Preferred stock, $1.00 par value; 1,000,000 shares authorized, none outstanding		-		-
Common stock, $.01 par value; shares authorized, 70,000,000 in 2022 and 2021; issued and outstanding of 21,093,447 as of December 31, 2022 and 21,613,982 as of December 31, 2021		211		216
Additional paid-in capital		98,306		97,778
Accumulated deficit		(58,198)		(56,472)
Accumulated other comprehensive loss		(110)		—
Total stockholders' equity		40,209		41,522
Total liabilities and stockholders' equity	$	51,192	$	48,373

The accompanying notes are an integral part of the consolidated financial statements.

AWARE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS and COMPREHNSIVE LOSS
(in thousands, except per share data)

	Years ended December 31,	
	2022	**2021**
Revenue:		
Software licenses	$ 7,386	$ 7,973
Software maintenance	7,111	6,679
Services and other	1,511	2,202
Total revenue	16,008	16,854
Costs and expenses:		
Cost of services and other	1,260	1,210
Research and development	9,234	9,259
Selling and marketing	6,962	6,324
General and administrative	6,441	6,158
Gain on sale of fixed assets	(5,672)	—
Total costs and expenses	18,225	22,951
Operating loss	(2,217)	(6,097)
Interest and other income	540	4
Loss before provision for (benefit from) income taxes	(1,677)	(6,093)
Provision for (benefit from) income taxes	49	(269)
Net loss	$ (1,726)	$ (5,824)
Net loss per share – basic	$ (0.08)	$ (0.27)
Net loss per share – diluted	$ (0.08)	$ (0.27)
Weighted-average shares - basic	21,604	21,525
Weighted-average shares - diluted	21,604	21,525
Other comprehensive loss, net of tax		
Unrealized loss on available-for-sale securities	(110)	—
Comprehensive loss	$ (1,836)	$ (5,824)

The accompanying notes are an integral part of the consolidated financial statements.

AWARE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

| | Years ended December 31, | |
	2022	**2021**
Cash flows from operating activities:		
Net loss	$ (1,726)	$ (5,824)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	760	687
Gain on sale of fixed assets	(5,672)	—
Stock-based compensation	1,707	1,567
Interest receivable	(101)	—
Non-cash lease expense	128	—
Change in fair value of contingent acquisition payments	(107)	—
Deferred taxes	-	(269)
Bad debt provision (recoveries)	344	(64)
Increase (decrease) from changes in assets and liabilities:		
Accounts receivable	332	(1,410)
Unbilled receivables	(71)	(837)
Prepaid expenses and other current assets	(406)	(9)
Tax receivable	49	(13)
Accounts payable	356	(249)
Accrued expenses	(628)	380
Deferred revenue	(7)	(193)
Net cash used in operating activities	(5,042)	(6,234)
Cash flows from investing activities:		
Purchases of property and equipment	(730)	(27)
Proceeds from sale of fixed assets, net	8,547	—
Purchases of marketable securities	(18,555)	—
Sale of marketable securities	1,250	—
Investment in note receivable	(2,500)	—
Cash paid for acquisitions, net	—	(2,450)
Net cash used in investing activities	(11,988)	(2,477)
Cash flows from financing activities:		
Proceeds from issuance of unrestricted stock	154	163
Payments made for taxes of employees who surrendered shares related to unrestricted stock	(26)	(54)
Repurchase of common stock	(1,312)	—
Net cash (used in) provided by financing activities	(1,184)	109
Decrease in cash and cash equivalents	(18,214)	(8,602)
Cash and cash equivalents, beginning of year	29,963	38,565
Cash and cash equivalents, end of year	$ 11,749	$ 29,963
Supplemental disclosure:		
Cash paid for income taxes	$ -	$ -

The accompanying notes are an integral part of the consolidated financial statements.

AWARE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Capital	Deficit	Loss	Equity
Balance at December 31, 2020	21,379 $	214 $	96,104 $	(50,648)$	— $	45,670
Issuance of unrestricted stock	189	2	(2)	—	—	—
Shares surrendered by employees to pay taxes related to unrestricted stock	(16)	—	(54)	—	—	(54)
Issuance of common stock under employee stock purchase plan	62	—	163	—	—	163
Stock-based compensation expense	—	—	1,567	—	—	1,567
Net loss				(5,824)	—	(5,824)
Balance at December 31, 2021	21,614	216	97,778	(56,472)	—	41,522
Issuance of unrestricted stock	118	1	1	—	—	2
Shares surrendered by employees to pay taxes related to unrestricted stock	(10)	—	(26)	—	—	(26)
Issuance of common stock under employee stock purchase plan	76	1	151	—	—	152
Stock-based compensation expense	—	—	1,707			1,707
Repurchase of common stock	(705)	(7)	(1,305)	—	—	(1,312)
Other comprehensive loss					(110)	(110)
Net loss	—	—	—	(1,726)	—	(1,726)
Balance at December 31, 2022	21,093 $	211 $	98,306 $	(58,198)$	(110)$	40,209

The accompanying notes are an integral part of the consolidated financial statements.

1 NATURE OF BUSINESS

We are a global leader in biometrics software offerings and solutions. Our portfolio enables government agencies and commercial entities to enroll, identify authenticate and enable using biometrics, which comprise physiological characteristics, such as fingerprints, faces, irises and voices.

- **Enroll:** Register biometric identities into an organization's secure database

- **Identify:** Utilize an organization's secure database to accurately identify individuals using biometric data

- **Authenticate:** Provide frictionless multi-factor, passwordless access to secured accounts and databases with biometric verification

- **Enable:** Manage the lifecycle of secure identities through optimized biometric interchanges

We have been engaged in this business since 1993. Our comprehensive portfolio of biometric solutions is based on innovative, robust products designed explicitly for ease of integration, including customer-managed and integration ready biometric frameworks, platforms, software development kits ("SDKs") and services. Principal government applications of biometrics systems include border control, visa applicant screening, law enforcement, national defense, intelligence, secure credentialing, access control, and background checks. Principal commercial applications include mobile enrollment, user authentication, identity proofing, and secure transaction enablement.

Our products span multiple biometric modalities including fingerprint, face, iris and voice, and provide interoperable, standards-compliant, field-proven biometric functionality. Our products are used to capture, verify, format, compress and decompress biometric images as well as aggregate, analyze, process, match and transport those images and templates within biometric systems. For large deployments, we may provide project management and software engineering services. We sell our biometrics software products and services globally through a multifaceted distribution strategy using systems integrators, original equipment manufacturers ("OEMs"), VARs, partners, and directly to end user customers.

Certain amounts in the consolidated financial statements and associated notes may not add due to rounding. All percentages have been calculated using unrounded amounts.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The consolidated financial statements include the accounts of Aware, Inc. and its subsidiaries ("the Company"). All significant intercompany transactions have been eliminated.

Use of Estimates – The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The most significant estimates included in the financial statements pertain to revenue recognition, reserves for doubtful accounts, valuation of acquired assets and assumed liabilities in business combinations, valuation of contingent acquisition payments, valuation of investment in note receivable, goodwill and long-lived asset impairment and valuation allowance for deferred income tax assets. Actual results could differ from those estimates.

Fair Value Measurements - The Financial Accounting Standards Board ("FASB") Codification defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to the unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under the FASB Codification are: i) Level 1 – valuations that are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date; ii) Level 2 – valuations that are based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly; and iii) Level 3 – valuations that require inputs that are both significant to the fair value measurement and unobservable.

Cash and cash equivalents, which primarily include money market mutual funds, were $11.7 million and $30.0 million at December 31, 2022 and 2021, respectively. Marketable securities, which primarily include U.S. Treasuries and corporate bonds, were $17.2 million and $0 as of December 31, 2022 and 2021, respectively.

As of December 31, 2022, our assets and liabilities that are measured at fair value on a recurring basis include the following (in thousands):

| | Fair Value Measurement at December 31, 2022 Using: | | | |
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Money market funds (included in cash and cash equivalents)	$ 10,967	$ -	$ -	$ 10,967
Marketable securities	17,229	-	-	17,229
Note receivable	-	-	2,601	2,601
Total assets	$ 28,196	$ -	$ 2,601	$ 30,797
Liabilities:				
Contingent acquisition payments	$ -	$ -	$ 812	$ 812
Total liabilities	$ -	$ -	$ 812	$ 812

Our investments in marketable securities are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses, net of tax, reported as a component of accumulated other comprehensive loss in stockholders' equity.

The investment in the Note Receivable ("Note") with Omlis Limited ("Omlis"), a limited company incorporated and registered in England and Wales and the parent of MIRCAL Technologies Limited ("MIRACL"), was negotiated at an arm's length basis and the total carrying value of the investment of $2.6 million is representative of the fair value of the investment as of December 31, 2022. During the year ended December, 31, 2022, there were no changes in the underlying assumptions of the note receivable. The change in fair value during the year ended December 31, 2022 was the result of accrued interest. The fair value of our contingent acquisition payments, which was determined using a Monte Carlo simulation, was $0.8 million and $0.9 million as of December 31, 2022 and 2021, respectively. The $0.1 million decrease in fair value recognized during the year ended December 31, 2022 was due to changes in forecasted revenue and a de minims impact from the present value factor.

Marketable securities by security type consisted of the following (in thousands):

| | December 31, 2022: | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury notes and bonds	$ 13,389	$ 24	$ (100)	$ 13,313
Corporate bonds	3,950	—	(34)	3,916
	$ 17,339	$ 24	$ (134)	$ 17,229

As of December 31, 2021, our assets and liabilities that are measured at fair value on a recurring basis included the following (in thousands):

| | Fair Value Measurement at December 31, 2021 Using: | | | |
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Money market funds (included in cash and cash equivalents)	$ 28,952	$ -	$ -	$28,952
Total assets	$ 28,952	$ -	$ -	$28,952
Liabilities:				
Contingent acquisition payments	$ -	$ -	$ 919	919
Total liabilities	$ -	$ -	$ 919	919

Changes in note receivable consisted of the following (in thousands):

	Year Ended December 31, 2022
Balance as of December 31, 2021	$ —
Investment in Note Receivable	2,500
Accrued interest	101
Balance as of December 31, 2022	$ 2,601

Cash and Cash Equivalents – Cash and cash equivalents, which consist primarily of money market funds and demand deposits, are stated at fair value. All highly liquid investments purchased with an original maturity of three months or less are considered cash equivalents. Our cash balances exceed the Federal Deposit Insurance Corporation limits. The Company does not believe it is exposed to significant credit risk related to cash and cash equivalents.

Allowance for Doubtful Accounts – Accounts are charged to the allowance for doubtful accounts as they are deemed uncollectible based on a periodic review of the accounts.

For the years ended December 31, 2022 and 2021, changes to and ending balances of the allowance for doubtful accounts were as follows (in thousands):

	Years ended December 31,	
	2022	2021
Allowance for doubtful accounts balance - beginning of year	$ 74	$ 138
Additions to the allowance for doubtful accounts	156	-
Deductions against the allowance for doubtful accounts	(42)	(64)
Allowance for doubtful accounts balance - end of year	$ 188	$ 74

In addition, for the years ended December 31, 2022 and 2021 the bad debt expense related to unbilled receivables was $230K and $0, respectively.

Property and Equipment – Property and equipment is stated at cost. Depreciation and amortization of property and equipment is provided using the straight-line method over the estimated useful lives of the assets. Upon retirement or sale, the costs of the assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss on disposal is included in the determination of income or loss. Expenditures for repairs and maintenance are charged to expense as incurred.

The estimated useful lives of assets are:

Leasehold improvements	10 years
Furniture and fixtures	5 years
Computer and office equipment	3 years
Purchased software	3 years

Leases –We account for a contract as a lease when it has the right to control the asset for a period of time while obtaining substantially all of the asset's economic benefits. We determine the initial classification and measurement of our operating right of use assets and lease liabilities at the lease commencement date and thereafter if modified. Fixed lease costs are recognized on a straight-line basis over the lease term. Variable lease costs are recognized in the period in which the obligation for those payments is incurred. We combine lease and non-lease components when determining lease costs for its office space lease. The lease liability includes lease payments related to options to extend or renew the lease term if we are reasonably certain it will exercise those options. Our lease does not contain material residual value guarantees or restrictive covenants.

Goodwill – We record goodwill when consideration paid in a business acquisition exceeds the value of the net assets acquired. Our estimates of fair value are based upon assumptions believed to be reasonable at the time, but such estimates are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate and unanticipated events or circumstances may occur, which may affect the accuracy or validity of such assumptions, estimates or actual results. Goodwill is not amortized but rather is tested for impairment annually in the fourth quarter or more frequently, if facts and circumstances warrant a review. Circumstances that could trigger an impairment test include, but are not limited to, a significant adverse change in the business climate or legal factors, an adverse action or assessment by a regulator, decline in market capitalization, or unanticipated competition. We have determined that there is a single reporting unit for the purpose of conducting the goodwill impairment assessment. In accordance with ASC Topic 350, Intangibles—Goodwill and Other, we first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If after assessing the totality of events or circumstances, we determine that it is more likely than not (i.e., greater than 50% likelihood) that the fair value of the reporting unit is less than its carrying amount, then the quantitative test is required. The quantitative goodwill impairment test requires us to estimate and compare the fair value of the reporting unit, determined using an income approach and a market approach, with its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets, goodwill is not impaired. If the fair value of the reporting unit is less than the carrying value, the difference is recorded as an impairment loss up to the amount of goodwill.

Application of the goodwill impairment test requires judgments, including identification of the reporting units, assigning goodwill to reporting units, a qualitative assessment to determine whether there are any impairment indicators, and determining the fair value of each reporting unit which often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items. There is no assurance that the actual future earnings or cash flows of the reporting unit will not decline significantly from the projections used in the impairment analysis. Goodwill impairment charges may be recognized in future periods to the extent changes in factors or circumstances occur, including deterioration in the macroeconomic environment and industry, deterioration in the Company's performance or its future projections, or changes in plans for its reporting unit.

As of December 31, 2022 and 2021, we had $3.1 million of goodwill. Impairment of goodwill could materially impact our operating results and financial position. We performed a quantitative analysis during the years ended December 31, 2022 and 2021 and determined there was no impairment loss and to date, there have been no impairments of goodwill.

The changes in goodwill for the years ended December 31, 2022 and 2021 were as follows (in thousands):

	Goodwill
Balance as of December 31, 2020	$ 1,651
Goodwill arising from AFIX acquisition	1,469
Balance as of December 31, 2021 and 2022	$ 3,120

Valuation of Long-Lived Assets – We review long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows estimated to be generated by those assets over their estimated economic life to the related carrying value of those assets to determine if the assets are impaired. If an impairment is indicated, the asset is written down to its estimated fair value. The cash flow estimates used to identify the potential impairment reflect our best estimates using appropriate assumptions and projections at that time. In evaluating potential impairment of these assets, we specifically consider whether any indicators of impairment are present, including, but not limited to:

- whether there has been a significant adverse change in the business climate that affects the value of an asset:

- whether there has been a significant change in the extent or way an asset is used; and

- whether there is an expectation that the asset will be sold or disposed of before the end of its originally estimated useful life.

We did not identify any events or changes in business circumstances that would indicate the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate during the years ended December 31, 2022 and 2021.

Revenue recognition. The core principle of Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC 606") is that we should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. To achieve that core principle, we apply the following five step model:

1) Identify the contract with the customer

A contract with a customer exists when (i) we enter into an enforceable contract with a customer that defines each party's rights regarding the goods or services to be transferred and identifies the related payment terms, (ii) the contract has commercial substance, and (iii) we determine that collection of substantially all consideration for goods and services that are transferred is probable based on the customer's intent and ability to pay the promised consideration. We apply judgment in determining the customer's intent and ability to pay, which is based on a variety of factors including the customer's historical payment experience, or in the case of a new customer, published credit and financial information pertaining to the customer.

We evaluate contract modifications for the impact on revenue recognition if they have been approved by both parties such that the enforceable rights and obligations under the contract have changed. Contract modifications are either accounted for using a cumulative effect adjustment or prospectively over the remaining term of the arrangement. The determination of which method is more appropriate depends on the nature of the modification, which we evaluate on a case-by-case basis.

We combine two or more contracts entered into at or near the same time with the same customer and account for them as a single contract if (i) the contracts are negotiated as a package with a common commercial objective, (ii) the amount of consideration to be paid in one contract depends on the price or performance of the other contract, or (iii) some or all of the goods or services in one contract would be combined with some or all of the goods and services in the other contract into a single performance obligation. If two or more contracts are combined, the consideration to be paid is aggregated and allocated to the individual performance obligations without regard to the consideration specified in the individual contracts.

2) Identify the performance obligations in the contract

Performance obligations promised in a contract are identified based on the goods and services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the good or service either on its own or together with other available resources, and are distinct in the context of the contract, whereby the transfer of the good or service is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised goods and services, we apply judgment to determine whether promised goods and services are capable of being distinct and distinct in the context of the contract. If these criteria are not met, the promised goods and services are accounted for as a combined performance obligation. To identify performance obligations, we consider all of the goods or services promised in a contract regardless of whether they are explicitly stated or are implied by customary business practices.

3) Determine the transaction price

The transaction price is determined based on the consideration we expect to be entitled in exchange for transferring promised goods and services to the customer. Determining the transaction price requires significant judgment. To the extent the transaction price includes variable consideration, we estimate the amount of variable consideration that should be included in the transaction price utilizing either the expected value method or the most likely amount method depending on the nature of the variable consideration. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. Any estimates, including the effect of the constraint on variable consideration, are evaluated at each reporting period. Some of our arrangements include usage-based royalties where a software license is the predominant item that the royalty relates to. In these arrangements, revenue from the usage-based royalty is recognized when the subsequent usage occurs.

The amount of consideration is not adjusted for a significant financing component if the time between payment and the transfer of the related good or service is expected to be one year or less under the practical expedient in ASC 606-10-32-18. Our revenue arrangements are typically accounted for under such expedient, as payment is typically due within 30 to 60 days. As of December 31, 2022 and 2021, none of our contracts contained a significant financing component.

Our arrangements can include variable fees, such as the option to purchase additional usage of a previously delivered software license. The Company may also provide pricing concessions to clients, a business practice that also gives rise to variable fees in contracts. The Company also reviews contractual termination provisions in determining contractual term and total transaction price. For variable fees arising from the client's purchase of additional usage of a previously delivered software license, we apply the sales and usage-based royalties guidance related to a license of intellectual property and recognizes the revenue in the period the underlying sale or usage occurs. We include variable fees in the determination of total transaction price if it is not probable that a future significant reversal of revenue will occur. We use the expected value or most likely value amount, whichever is more appropriate for specific circumstances, to estimate variable consideration, and the estimates are based on the level of historical price concessions offered to clients.

4) Allocate the transaction price to performance obligations in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price ("SSP") basis unless the transaction price is variable and meets the criteria to be allocated entirely to a performance obligation or to a distinct service that forms part of a single performance obligation. The consideration to be received is allocated among the separate performance obligations based on relative SSPs. The SSP is the price at which we would sell a promised good or service separately to a customer. The best estimate of SSP is the observable price of a good or service when we sell that good or service separately. A contractually stated price or a list price for a good or service may be the SSP of that good or service. We use a range of amounts to estimate SSP when we sell each of the goods and services separately and need to determine whether there is a discount that needs to be allocated based on the relative SSP of the various goods and services. In instances where SSP is not directly observable, such as when we do not sell the product or service separately, we typically determine the SSP using an adjusted market assessment approach using information that may include market conditions and other observable inputs. We typically have more than one SSP for individual goods and services due to the stratification of those goods and services by customers and circumstances. In these instances, we may use information such as the nature of the customer and distribution channel in determining the SSP.

5) *Recognize revenue when or as we satisfy a performance obligation*

We satisfy performance obligations either over time or at a point in time. Revenue is recognized over time if 1) the customer simultaneously receives and consumes the benefits provided by our performance, 2) our performance creates or enhances an asset that the customer controls as the asset is created or enhanced, or 3) our performance does not create an asset with an alternative use to us and we have an enforceable right to payment for performance completed to date. If we do not satisfy a performance obligation over time, the related performance obligation is satisfied at a point in time by transferring the control of a promised good or service to a customer.

We categorize revenue as software licenses, software maintenance, or services and other. Specific revenue recognition policies apply to each category of revenue.

Software licenses

Software licenses consist of revenue from the sale of software licenses for biometrics and imaging applications. Our software licenses are functional intellectual property and typically provide customers with the right to use our software on a term or perpetual basis as it exists when made available to the customer. We recognize revenue from perpetual software licenses at a point in time upon delivery, provided all other revenue recognition criteria are met.

We also offer certain products pursuant to a subscription-based software model which includes a term software license to use the software for a fixed term. We recognize revenue for fixed fees associated with subscription-based software licenses at a point in time upon delivery, provided all other revenue recognition criteria are met. Fees subject to the usage-based royalty exception are recognized when the subsequent usage occurs.

Also, with our acquisition of FortressID and adaption of our current products to be delivered in a hosted environment with AwareID, we expect to recognize revenue from our SaaS offerings ratably over the subscription period. For the years ended December 31, 2022 and 2021 we generated a de minimis amount of revenue from SaaS contracts.

Software maintenance

Software maintenance consists of revenue from the sale of software maintenance contracts for biometrics and imaging software. Software maintenance contracts entitle customers to receive software support and software updates, if and when they become available, during the term of the maintenance contract. Software support and software updates are considered distinct services. However, these distinct services are considered a single performance obligation consisting of a series of distinct services that are substantially the same and have the same pattern of transfer to the customer. We recognize software maintenance revenue over time on a straight-line basis over the contract period.

Services and other

Service revenue consists of fees from biometrics customers for software engineering services. We recognize services revenue over time as the services are delivered using an input method (i.e., labor hours incurred as a percentage of total labor hours budgeted), provided all other revenue recognition criteria are met. The use of the over-time revenue recognition method requires judgment in developing budgeted labor hours. Changes in budgeted hours may occur and the resulting impact on revenue recognition is accounted for in the period of the change in estimate. Other revenue, which includes hardware sales that may be purchased with the software license, is recognized at a point in time upon delivery provided all other revenue recognition criteria are met

Arrangements with multiple performance obligations

In addition to selling software licenses, software maintenance and software services on a standalone basis, a significant portion of our contracts include multiple performance obligations. The various combinations of multiple performance obligations and our revenue recognition for each are described as follows:

- **Perpetual software licenses and software maintenance:** When software licenses and software maintenance contracts are sold together, the software licenses and software maintenance are generally considered distinct performance obligations. The transaction price is allocated to the software licenses and the software maintenance based on relative SSP. Revenue allocated to the software licenses is recognized at a point in time upon delivery, provided all other revenue recognition criteria are met. Revenue allocated to the software maintenance is recognized over time on a straight-line basis over the contract period.

- **Perpetual software licenses and services:** When software licenses and significant customization engineering services are sold together, they are accounted for as a combined performance obligation, as the software licenses are generally highly dependent on, and interrelated with, the associated services and therefore are not distinct performance obligations. Revenue for the combined performance obligation is recognized over time as the services are delivered using an input method (i.e., labor hours incurred as a percentage of total labor hours budgeted). When software licenses and standard implementation or consulting-type services are sold together, they are generally considered distinct performance obligations, as the software licenses are not dependent on or interrelated with the associated services. The transaction price in these arrangements is allocated to the software licenses and services based on relative SSP. Revenue allocated to the software licenses is recognized at a point in time upon delivery, provided all other revenue recognition criteria are met. Revenue allocated to the services is recognized over time using an input method. In arrangements with both software licenses and services, the software license portion of the arrangement is classified as software license revenue and the services portion is classified as services revenue in our consolidated statements of operations and comprehensive loss.

- **Perpetual software licenses, software maintenance and services:** When we sell software licenses, software maintenance and software services together, we account for the individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations based on relative SSP. Revenue allocated to the software licenses is recognized at a point in time upon delivery. Revenue allocated to the services is recognized over time using an input method (i.e., labor hours incurred as a percentage of total labor hours budgeted). Revenue for the software maintenance is recognized over time on a straight-line basis over the contract period. However, if the software services are significant customization engineering services, they are accounted for with the software licenses as a combined performance obligation, as stated above. Revenue for the combined performance obligation is recognized over time using an input method.

- **Perpetual software licenses, hardware, software maintenance, and services:** When we sell software licenses, hardware, software maintenance and software services together, we account for the individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations based on relative SSP. Revenue allocated to the software licenses is recognized at a point in time upon delivery. Revenue allocated to the services is recognized over time using an input method (i.e., labor hours incurred as a percentage of total labor hours budgeted). Revenue for the hardware is recognized at a point in time upon delivery. Revenue for the software maintenance is recognized over time on a straight-line basis over the contract period.

- **Subscription-based software consisting of a software license and software maintenance:** When subscription-based software is sold, the software license and software maintenance are generally considered distinct performance obligations. The transaction price is allocated to software license and the software maintenance based on relative SSP. We sell subscription-based software licenses for a fixed fee and/or a usage-based royalty fee, sometimes subject to a minimum guarantee. When the amount is in the form of a fixed fee, including the guaranteed minimum in usage-based royalty, revenue is allocated to the software license recognized at a point in time upon delivery, provided all other revenue recognition criteria are met. Any royalties not subject to the guaranteed minimum or earned in excess of the minimum amount are recognized as revenue when the subsequent usage occurs. Revenue allocated to the software maintenance is recognized on a straight-line basis over the contract period.

Returns

We do not offer rights of return for our products and services in the normal course of business.

Customer Acceptance

Our contracts with customers generally do not include customer acceptance clauses.

Contract Balances

When the timing of our delivery of goods or services is different from the timing of payments made by customers, we recognize either a contract asset (performance precedes contractual billing date) or a contract liability (customer payment precedes performance). Customers that prepay are represented by the deferred revenue until the performance obligation is satisfied. Our contract assets consist of unbilled receivables. Our contract liabilities consisted of deferred (unearned) revenue, which is generally related to software maintenance contracts. We classify deferred revenue as current or noncurrent based on the timing of when we expect to recognize revenue.

The following table presents changes in our contract assets and liabilities during the years ended December 31, 2022 and 2021 (in thousands):

	Balance at Beginning of period	Revenue Recognized In Advance of Billings	Billings	Balance at End of Period
Year ended December 31, 2022				
Contract Assets:				
Unbilled receivables	$ 3,087	$ 5,288	$ (5,446)	$ 2,929
Year ended December 31, 2021				
Contract Assets:				
Unbilled receivables	$ 2,229	$ 7,172	$ (6,314)	$ 3,087

	Balance at Beginning of period	Billings	Revenue Recognized	Balance at End of Period
Year ended December 31, 2022				
Contract Liabilities:				
Deferred revenue	$ 3,740	$ 7,104	$ (7,111)	$ 3,733
Year ended December 31, 2021				
Contract Liabilities:				
Deferred revenue	$ 3,933	$ 6,486	$ (6,679)	$ 3,740

<u>Remaining Performance Obligations</u>

Remaining performance obligations represent the transaction price from contracts for which work has not been performed or goods and services have not been delivered. We expect to recognize revenue on approximately 72% of the remaining performance obligations over the next 12 months, with the remainder recognized thereafter. As of December 31, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations with a duration greater than one year, comprised of software maintenance contracts, was $2.0 million.

<u>Contract Costs</u>

We recognize an other-asset for the incremental costs of obtaining a contract with a customer if we expect the benefit of those costs to be longer than one year. We have determined that certain sales commissions meet the requirements to be capitalized, and we amortize these costs on a consistent basis with the pattern of transfer of the goods and services in the contract. Total capitalized costs to obtain a contract were immaterial during the periods presented and are included in other current and long-term assets on our consolidated balance sheets.

We apply a practical expedient to expense costs as incurred for costs to obtain a contract when the amortization period is one year or less. These costs include sales commissions on software maintenance contracts with a contract period of one year or less as sales commissions paid on contract renewals are commensurate with those paid on the initial contract.

Income Taxes – We compute deferred income taxes based on the differences between the financial statement and tax basis of assets and liabilities using enacted rates in effect in the years in which the differences are expected to reverse. We establish a valuation allowance to offset temporary deductible differences, net operating loss carryforwards and tax credits when it is more likely than not that the deferred tax assets will not be realized.

We recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. The evaluation of an uncertain tax position is based on factors that include, but are not limited to, changes in the tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, and changes in facts or circumstances related to a tax position. Any changes to these estimates, based on the actual results obtained and/or a change in assumptions, could impact our tax provision in future periods. Interest and penalty charges, if any, related to unrecognized tax benefits would be classified as a provision for income tax in the consolidated statements of operations and comprehensive loss.

Capitalization of Software Costs – We capitalize certain costs to develop software products to be sold, leased, or marketed to external users after technological feasibility of the product has been established. No software costs were capitalized during the years ended December 31, 2022 and 2021, because such costs incurred between the period after technological feasibility to product release were immaterial.

The Company capitalizes and amortizes certain direct costs associated with computer software developed or purchased for internal use incurred during the application development stage. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. The Company amortizes capitalized software costs generally over three to five years, commencing on the date the software is placed into service. No software costs were capitalized during the years ended December 31, 2022 and 2021, because such costs were related to converting our existing products into a hosted solution.

Research and Development Costs – Costs incurred in the research and development of our products are expensed as incurred.

Concentration of Credit Risk – At December 31, 2022 and 2021, we had cash and cash equivalents, in excess of federally insured deposit limits of approximately $11.5 million and $29.7 million, respectively.

Concentration of credit risk with respect to net accounts receivable and unbilled receivables consisted of amounts owed by the following customers that comprised more than 10% of net accounts receivable and unbilled receivables at December 31:

	2022	2021
Customer A	26%	27%
Customer B	11%	5%

We had no customer in 2022 or 2021 that provided 10% or more of revenue.

Stock-Based Compensation – We grant stock and stock options to our employees and directors. We measure stock-based compensation cost at the grant date based on the fair value of the award and recognize stock-based compensation expense on a straight-line basis over the requisite service period of the award.

For stock awards, we determine the fair value of the award by using the fair market value of our stock on the date of grant; provided the number of shares in the grant is fixed on the grant date.

For stock options, we use the Black-Scholes option valuation model to estimate the fair value of the award. This valuation model takes into account the exercise price of the award, as well as a variety of significant assumptions. The assumptions used to estimate the fair value of stock options include the expected term, the expected volatility of our stock over the expected term, the risk-free interest rate over the expected term, and our expected annual dividend yield.

Computation of Earnings per Share – Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding plus additional common shares that would have been outstanding if dilutive potential common shares had been issued. For the purposes of this calculation, stock options are considered common stock equivalents in periods in which they have a dilutive effect. Stock options that are antidilutive are excluded from the calculation.

Fair Value of Financial Instruments – The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of their short-term nature.

Segments – We organize ourselves into a single segment reporting to the chief operating decision maker, who we have designated as our Chief Executive Officer.

We conduct our operations in the United States and sell our products and services to domestic and international customers. Revenues were generated from the following geographic regions (in thousands):

	Year ended December 31,	
	2022	2021
United States	$ 7,613	$ 9,624
Brazil	953	1,938
United Kingdom	1,717	1,726
Rest of world	5,725	3,566
	$ 16,008	$ 16,854

Revenue by product group was (in thousands):

	Year ended December 31,	
	2022	2021
License and service contracts	$ 12,937	$ 14,164
Subscription-based contracts	3,071	2,690
	$ 16,008	$ 16,854

Revenue included by product group consists of all associated revenue within the contract, including license revenue, maintenance revenue, and services and other revenue. Revenue by product group may be recognized at a point in time or over-time. These revenues are attributable to both contracts with fixed fees or guaranteed minimums.

Revenue by timing of transfer of goods or services was (in thousands):

| | Year ended December 31, | |
	2022	2021
Goods or services transferred at a point in time	$ 7,178	$ 7,992
Goods or services transferred over time	8,830	8,862
	$ 16,008	$ 16,854

3   PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31 (in thousands):

	2022	2021
Land	$ —	$ 1,056
Building and improvements	146	9,166
Computer and office equipment	859	1,310
Purchased software	78	155
Furniture and fixtures	573	778
Total	1,656	12,465
Less accumulated depreciation	(930)	(9,249)
Property and equipment, net	$ 726	$ 3,216

Depreciation expense was $0.3 million and $0.5 million for the years ended December 31, 2022 and 2021, respectively. The change in accumulated depreciation for the year ended December 31, 2022 primarily related to the sale and disposal of property and equipment related to our former corporate headquarters.

4.   GAIN ON SALE OF FIXED ASSETS

On July 15, 2022, we completed our sale to FDS Bedford, LLC of our former corporate headquarters located at 40 Middlesex Turnpike, Bedford, Massachusetts for total proceeds of $8.9 million less a brokerage commission of $0.3 million.

We recorded a gain of $5.7 million on the sale and disposed of gross assets of $11.5 million and net book value of $2.9 million, of which of $1.8 million was property and equipment and $1.1 million was land.

5.   ACQUISTION

In December 2021, we acquired 100% of the outstanding shares and acquired all of the assets and liabilities of FortressID for a purchase price of $3.4 million, which consisted of $2.5 million of cash consideration and contingent acquisition payments with a fair value of $0.9 million. The maximum contingent acquisition payments at the time of the acquisition was $4.0 million and required cash payments of up to $2.0 million for set revenue targets in 2022 and another $2.0 million for set revenue targets in 2023. No revenue targets were achieved in 2022 and the maximum contingent acquisition payments as of December 31, 2022 is $2.0 million. The acquisition of FortressID, expands our offerings around identity proofing-enhancing its onboarding, verification and authentication offerings to directly address financial compliance requirements and enable organizations to mitigate risk and curtail increasing fraud.

The acquisition was accounted for as a business combination, whereby all the assets acquired and liabilities assumed were recognized at fair value on the acquisition date, with any excess of the consideration transferred over the fair value of the net assets acquired recognized as goodwill. Unaudited pro forma results of operations assuming the above acquisition had taken place at the beginning of each period are not provided because the historical operating results and pro forma results would not be materially different from reported results for the periods presented.

The fair values recorded were based on a valuation performed by a third-party valuation specialist. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

Customer relationships	$	1,740
Developed technology		430
Trade name / trademarks		10
Goodwill		1,469
Gross assets acquired		3,649
Net working capital		(11)
Fair value of contingent consideration		(919)
Net assets acquired	$	2,719

After allocating the purchase price to the assets acquired and liabilities assumed based on their fair values at the date of acquisition, we recorded goodwill of approximately $1.5 million, which included $0.3 million related to the release of certain deferred tax assets. Goodwill largely consists of expected synergies to be realized from combining operations. The goodwill is deductible for income tax purposes.

6. **INTANGIBLE ASSETS**

The fair value of intangible assets and their estimated useful live as of December 31, 2022 are as follows (dollars in thousands):

	Useful Life	Gross Amount		Accumulated Amortization		Net Book Value
Customer relationships	8 and 10 years	$ 2,680	$	424	$	2,256
Developed technology	5 and 7 years	710		180		530
Trade name / trademarks	3 and 7 years	30		10		20
		$ 3,420	$	614	$	2,806

The fair value of intangible assets and their estimated useful live as of December 31, 2021 are as follows (dollars in thousands):

	Useful Life	Gross Amount		Accumulated Amortization		Net Book Value
Customer relationships	8 and 10 years	$ 2,680	$	132	$	2,548
Developed technology	5 and 7 years	710		63		647
Tradenames	3 and 7 years	30		3		27
		$ 3,420	$	198	$	3,222

During the years ended December 31, 2022 and 2021 we recorded $415 thousand and $176 thousand of amortization expense on intangible assets, respectively. The Company expects to record amortization for the years ended December 31 as follows (in thousands):

2023	$	415
2024		415
2025		415
2026		412
2027		412
Thereafter		737
	$	2,806

7. SUBSCRIPTION AGREEMENT

On March 11, 2022, concurrently with our entry into a mutual reseller arrangement with MIRACL, we entered into a subscription agreement with Omlis. We purchased $2.5 million of the Omlis' Note that accrues interest at 5% annually with a maturity date of March 11, 2026.

Prior to maturity, we have the right to convert the Note into the securities issued in a future financing at a 20% discount from the price per share paid by the investors in that financing. If the Note remains outstanding on the maturity date, the Note shall, at the option of the holders of a majority of the outstanding Note, (i) be converted into the most senior shares in Omlis, (ii) be redeemed by payment in cash of the Note and all accrued but unpaid interest or (iii) remain outstanding.

In connection with the sale of the Note, Omlis granted us a right of first refusal for 18 months with respect to any proposed sale by Omlis of equity securities constituting 20% or more of the outstanding voting power of Omlis or all or substantially all of the assets of Omlis or any of its material subsidiaries. Also, in connection with the sale of the Note, Omlis issued the Company a warrant that expires on September 11, 2023, which allows us to purchase up to 8% of the total equity shares in Omlis at a price per share of $33.91.

We initially recorded the Note and warrants at their fair values in accordance with ASC 825, Financial Instruments, for the Note and ASC 815, Derivatives and Hedging, for the warrants, which were $2.5 million and $0, respectively. Interest income of $0.1 million was earned during the year ended December 31, 2022. The $0.1 million in accrued interest is included in the fair value of $2.6 million for the Note as of December 31, 2022. At December 31, 2022, there was no change to the fair value of the warrant, which were valued at $0 in each period.

8. INCOME TAXES

We recorded a provision for income tax of $49 thousand for the year ended December 31, 2022. We recorded a benefit for income taxes of $0.3 million in the year ended December 31, 2021 related to a release of our valuation allowance as a result the deferred taxes recorded as part of the FortressID acquisition. The components of the provision (benefit) from income taxes are as follows (in thousands):

		Year ended December 31,		
		2022		**2021**
Current:				
Federal	$	34	$	-
State		15		—
		49		—
Deferred:				
Federal		—		(147)
State		—		(122)
		—		(269)
Provision (benefit) from income taxes	$	49	$	(269)

The 2022 difference between the effective tax rate and the U.S federal statutory rates was driven primarily due to the change in valuation allowance of our deferred tax assets, state income taxes and stock-based compensation to the deferred tax assets. The 2021 difference between the effective tax rate and the U.S federal statutory rates was driven primarily due to the change in valuation allowance of our deferred tax assets. A reconciliation of the U.S. federal statutory rate to the effective tax rate is as follows:

	Year ended December 31,	
	2022	2021
Federal statutory rate	21%	21%
State rate, net of federal benefit	12	6
Tax credits	(2)	2
Permanent adjustments	(1)	—
Change in valuation allowance	(24)	(24)
Other	(9)	(1)
Effective tax rate	(3)%	4%

Deferred income taxes - We had net deferred tax assets of $11.1 million and $10.7 million as of December 31, 2022 and 2021 respectively. The principal components of deferred tax assets, net, were as follows at December 31 (in thousands):

	2022	2021
Depreciation	$ -	$ 367
Stock-based compensation	554	405
Research and development credits	6,817	6,904
Capitalized research expense	1,557	
Net operating loss	2,562	3,380
Other	335	254
Total deferred tax assts	11,825	11,310
Valuation allowance	(11,115)	(10,730)
Deferred tax liabilities		
Depreciation	(193)	—
Intangibles	(517)	(580)
Total deferred tax liabilities	(710)	(580)
Net deferred tax assets (liabilities)	$ -	$ -

As of December 31, 2022, $6.8 million of our deferred tax assets relate to research and development credit carryforwards. We assessed the need for a valuation allowance on our deferred tax assets. We evaluated and considered all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets was needed. As part of this analysis, we gave more weight to recent, historical evidence than future projections as we consider the past more objective.

Further, a significant portion of our deferred tax assets relates to federal and state research and development credits. These credits may only offset 75% of the tax liability after net operating loss carryforwards are utilized and thus, we have the risk that the credits could expire before utilization if sufficient taxable income in the carryforward periods doesn't exist.

As of December 31, 2022, we had a federal net operating loss carryforward of $7.5 million, which may be available to offset future income tax liabilities. $6.6 million of those NOLs can be carried forward indefinitely and the remaining $0.9 million expire in 2037. As of December 31, 2022, we had State NOL carryforwards of $16.7 million, which expire at various dates though 2041.

We evaluated the positive and negative evidence bearing upon the realizability of our deferred tax assets, which are composed principally of net operating loss carryforwards, capitalized research costs and research and development credits. Under the applicable accounting standards, we considered our history of losses and concluded that is more likely that we will not recognize the benefits of feral and state deferred tax assets. Therefore, we have recorded a full valuation allowance of $11.1 million and $10.7 million at December 31,

2022 and 2021, respectively. During the year ended December 31, 2022, we increased the valuation allowance by $0.4 million from the prior year end. We will continue to monitor the evidence and the realizability of our deferred tax assets in future periods. Should evidence regarding the realizability of our deferred tax assets change at a future point in time, we will adjust the valuation allowance as required.

Under Internal Revenue Code Section 382, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income may be limited. In connection with our acquisition of FortressID during 2021, the historical NOL carryforwards of $3.5 million from FortressID are likely limited under Section 382 due to a change in ownership triggered by the acquisition, however, we do not expect the limitation to result in any of the NOL carryforwards to expire unused. We have not completed a study at the Aware, Inc. level to assess whether an "ownership change" has occurred or whether there have been multiple ownership changes since we became a "loss corporation" as defined in Section 382. Future changes in our stock ownership, which may be outside of our control, may trigger an "ownership change." In addition, future equity offerings or acquisitions that have equity as a component of the purchase price could result in an "ownership change." If an "ownership change" has occurred or does occur in the future, utilization of the NOL carryforwards or other tax attributes may be limited, which could potentially result in increased future tax liability to us.

Uncertain tax benefits - As of December 31, 2022 and 2021 we had $0.8 million of uncertain tax positions that was primarily related to our research and development tax credits. There were no changes to this amount during each of the years ended December 31, 2022 and 2021. The uncertain tax positions will impact our effective tax rate if realized.

Tax examinations – We file tax returns as prescribed by the tax laws of the jurisdictions in which we operate. In the normal course of business, we are subject to examination by federal and state jurisdictions, where applicable. The earliest tax years that remain subject to examination by jurisdiction is 2019 for both federal and Massachusetts. However, to the extent the Company utilizes net operating losses or credits from years prior to 2019, the statute remains open to the extent of the net operating losses or other credits are utilized.

9.   **EQUITY AND STOCK COMPENSATION PLANS**

Stock Option Plan – We have one active fixed stock option plan which is our 2001 Nonqualified Stock Plan ("2001 Plan"). We are authorized to grant nonqualified stock options, stock appreciation rights and stock awards to our employees and directors for up to 8,000,000 shares of common stock under this plan. As of December 31, 2022, there were 1,411,341 shares available for grant under the 2001 Plan.

Options are granted at exercise prices as determined by the Board of Directors and have a maximum term of ten years. Options generally vest over three to five years.

The following table presents stock-based compensation expenses included in our consolidated statements of operations and comprehensive loss (in thousands):

| | Years ended December 31, | |
	2022	2021
Cost of services and other	$ 21	$ 23
Research and development	265	261
Selling and marketing	286	250
General and administrative	1,135	1,033
Stock-based compensation expense	$ 1,707	$ 1,567

Stock-based compensation expense in the preceding table includes expenses associated with grants of: i) stock options, ii) unrestricted shares of our common stock; and iii) performance share awards. The methods used to determine stock-based compensation expense for each type of equity grant are described in the following paragraphs.

Stock Option Grants. For the years ended December 31, 2022 and 2021, we granted zero and 2,875,000 stock options, respectively. We estimate the fair value of those stock options using the Black-Scholes valuation model.

The Black-Scholes valuation model takes into account the exercise price of the award, as well as a variety of significant assumptions. The assumptions used to estimate the fair value of stock options include the expected term, the expected volatility of our stock over the expected term, the risk-free interest rate over the expected term, and our expected annual dividend yield. We do not estimate our forfeiture rates as the actual forfeiture rate is known at the end of each reporting period due to the timing of our stock option vesting. We believe that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of stock options granted in the year ended December 31 2021. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.

Unrestricted Stock Grants. Our 2001 Plan permits us to grant shares of unrestricted stock to our directors, officers, and employees. Stock-based compensation expense for stock grants is determined based on the fair market value of our stock on the date of grant; provided the number of shares in the grant is fixed on the grant date.

We granted 167,921 and 56,553 shares of unrestricted stock to directors, officers, and employees during the years ended December 31, 2022 and 2021, respectively. Of the shares granted in 2022, 61,460 were issued shortly after June 30, 2022 and 46,461 were issued shortly after December 31, 2022. The remaining 60,000 shares of unrestricted stock granted to an officer is to be issued in four equal installments in February 2022, and August of 2022, 2023, and 2024. The unrestricted shares granted in 2021 were issued in two equal installments shortly after June 30, 2021 and December 31, 2021.

Stock Options. Total options outstanding at December 31, 2022 and 2021 were as follows:

	2022		2021	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	3,240,000 $ 4.97		425,000 $ 6.00	
Granted	-	-	2,875,000	4.73
Exercised	-	-	-	-
Forfeited or cancelled	(680,000)	5.00	(60,000)	4.73
Outstanding at end of year	2,560,000 $ 4.96		3,240,000 $ 4.97	
Exercisable at year end	250,000 $ 6.00		218,748 $ 6.00	

At December 31, 2022, the weighted average remaining contractual term for total options outstanding and total options exercisable was approximately 8.01 and 6.97 years, respectively.

At December 31, 2022, the aggregate intrinsic value of options outstanding and exercisable was $0. The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option.

The following table summarizes the stock options outstanding at December 31, 2022:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Number	Weighted Average Exercise Price
$4 to $5	2,316,250	$ 4.72	8.11	62,500	$ 4.50
$5 to $6	81,250	$ 5.50	6.86	62,500	$ 5.50
$6 to $7	81,250	$ 6.50	6.86	62,500	$ 6.50
$7 to $8	81,250	$ 7.50	6.86	62,500	$ 7.50
	2,560,000	$ 4.96	8.01	250,000	$ 6.00

At December 31, 2022, unrecognized compensation expense related to non-vested stock options was approximately $2.2 million, which is expected to be recognized over a weighted average period of 2.0 years.

We issue common stock from previously authorized but unissued shares to satisfy option exercises and purchases under our Employee Stock Purchase Plan.

Employee Stock Purchase Plan – In May 2021, we adopted the 2021 Employee Stock Purchase Plan ("2021 ESPP") under which eligible employees could purchase common stock at a price equal to 85% of the lower of the fair market value of the common stock at the beginning or end of each six-month offering period. The 2021 ESPP Plan replaced our previous Employee Stock Purchase Plan (the "1996 ESPP"). Stock-based compensation expense related to our 2021 ESPP was $0.1 million in each of the years ended December 31, 2022 and 2021. Participation in the 2021 ESPP is limited to $25,000 worth of stock for each calendar year and may be terminated at any time by the employee and automatically ends on termination of employment. A total of 1,000,000 shares of common stock were reserved for issuance under the 2021 ESPP, and as of December 31, 2022, there were 870,435 shares available for future issuance thereunder. We issued 75,066 and 54,499 shares under the 2021 ESPP Plan during the years ended December 31, 2022 and 2021 respectively. We issued 0 and 6,972 shares under the 1996 ESPP in the years ended December 31, 2022 and 2021, respectively.

Share Purchases - On March 1, 2022, our Board of Directors authorized a new stock repurchase program pursuant to which we may purchase up to $10.0 million of our common stock, of which $1.3 million has been repurchased as of December 31, 2022. During the year ended December 31, 2022 we repurchased 705,201 shares of our common stock. The shares were purchased from time to time in the open market at management's discretion, depending upon market conditions and other factors. Repurchases where made under the program using our own cash resources and will in accordance with Rule 10b-18 under the Securities Exchange Act of 1934. The program does not obligate us to acquire any particular amount of common stock and the program may be modified or suspended at any time at our Board of Directors discretion.

Dividends – We did not pay dividends in the years ended December 31, 2022 and 2021.

10. **LEASES**

On October 1, 2022, our Lease for our principal executive offices with 76/80 BURLINGTON GROUP LLC (the "Landlord") commenced. We leased 20,730 rentable square feet at 76 Blanchard Road in Burlington, Massachusetts (the "Leased Space") for a term of ten years and six months, which includes a one-time termination right after seven years and six months. The term of the Lease commenced on October 1, 2022, the date that the landlord notified us that the planned construction on the Leased Space was substantially complete. The Lease provides for an aggregate of $8.2 million of rent payments over the Lease term and also provides a renewal option for up to two additional terms of five years each.

The components of lease expense included in the consolidated statement of operations and comprehensive loss are as follows (in thousands):

	For the Year Ended December 31,	
	2022	2021
Operating lease costs	$ 182	$ -

Supplemental balance sheet information related to the Company's operating lease was as follows (in thousands):

| | As of December 31, | |
	2022	2021
Operating lease right-of-use assets	$ 4,538	$ -
Current portion, operating lease liabilities	470	-
Operating lease liabilities, long term	4,047	-
Total operating lease liabilities	$ 4,517	$ -
Weighted average remaining lease term (years)	10.3	
Weighted average incremental borrowing rate	10.1%	

The discount rate implicit in the lease was not readily determinable, as such, we engaged a third-party valuation specialist to calculate the incremental borrowing rate ("IBR"). The IBR was determined as of the lease commencement date and was dependent on several factors including the amount of lease payments, our credit rating based on a collateralized borrowing, the lease term and the currency of the lease.

Future minimum lease payments for operating leases with initial remaining terms in excess of one year as of December 31, 2022 are as follows:

2023	$ 497
2024	667
2025	687
2026	708
2027	729
Thereafter	4,202
Total lease payments	7,490
Less implied interest	(2,973)
Total operating lease liabilities	$ 4,517

11. COMMITMENTS AND CONTINGENT LIABILITIES

Litigation - There are no material pending legal proceedings to which we are a party or to which any of our properties are subject which, either individually or in the aggregate, are expected to have a material adverse effect on our business, financial position or results of operations.

Guarantees and Indemnification Obligations – We enter into agreements in the ordinary course of business that require us: i) to perform under the terms of the contracts, ii) to protect the confidentiality of our customers' intellectual property, and iii) to indemnify customers, including indemnification against third party claims alleging infringement of intellectual property rights. We also have agreements with each of our directors and executive officers to indemnify such directors or executive officers, to the extent legally permissible, against all liabilities reasonably incurred in connection with any action in which such individual may be involved by reason of such individual being or having been a director or officer of the Company.

Given the nature of the above obligations and agreements, we are unable to make a reasonable estimate of the maximum potential amount that we could be required to pay. Historically, we have not made any significant payments on the above guarantees and indemnifications and no amount has been accrued in the accompanying consolidated financial statements with respect to these guarantees and indemnifications.

12.   EMPLOYEE BENEFIT PLAN

In 1994, we established a qualified 401(k) Retirement Plan (the "Plan") under which employees are allowed to contribute certain percentages of their pay, up to the maximum allowed under Section 401(k) of the Internal Revenue Code. Our contributions to the Plan are at the discretion of the Board of Directors. Our contributions were $0.4 million in 2022 and 2021.

13.   NET LOSS PER SHARE

The number of common shares used in the computation of diluted net loss per share for the periods presented does not include the effect of the following potentially outstanding common shares because the effect would have been anti-dilutive (in thousands):

	Year ended December 31,	
	2022	**2021**
Stock options	2,982	2,823

Net loss per share is calculated as follows (in thousands, except per share data):

	Year ended December 31,	
	2022	**2021**
Net loss	(1,726)	(5,824)
Shares outstanding:		
Weighted-average common shares outstanding	21,604	21,525
Additional dilutive common stock equivalents	—	—
Diluted shares outstanding	21,604	21,525
Net loss per share – basic	$ (0.08)	$ (0.27)
Net loss per share - diluted	$ (0.08)	$ (0.27)

14.   SUBSEQUENT EVENTS

We have evaluated subsequent events or transactions that have occurred after the consolidated balance sheet date of December 31, 2022 through the date of this filing of the consolidated financial statements with the SEC on this Annual Report on Form 10-K. No material subsequent events have occurred since December 31, 2022 through the date of this filing that would require recognition or disclosure in our consolidated financial statements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Evaluation of Changes in Internal Control Over Financial Reporting

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we concluded that there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13(a)-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on our evaluation under the framework in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 of Form 10-K is incorporated by reference from the information contained in the sections captioned *"Directors and Executive Officers", "Corporate Governance"* and *"Section 16(a) Beneficial Ownership Reporting Compliance"* in the Proxy Statement that will be delivered to our shareholders in connection with our June 7, 2023 Annual Meeting of Shareholders.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 of Form 10-K is incorporated by reference from the information contained in the section captioned *"Executive Compensation"* in the Proxy Statement that will be delivered to our shareholders in connection with our June 7, 2023 Annual Meeting of Shareholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 of Form 10-K is incorporated by reference from the information contained in the section captioned *"Security Ownership of Certain Beneficial Owners and Management and Related Stockholder*

Matters" in the Proxy Statement that will be delivered to our shareholders in connection with our June 7, 2023 Annual Meeting of Shareholders.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information, if any, required by Item 13 of Form 10-K is incorporated by reference from the information contained in the sections captioned *"Corporate Governance"* and *"Certain Relationships and Related Transactions"* in the Proxy Statement that will be delivered to our shareholders in connection with our June 7, 2023 Annual Meeting of Shareholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 of Form 10-K is incorporated by reference from the information contained in the section captioned *"Independent Accountants"* in the Proxy Statement that will be delivered to our shareholders in connection with our June 7, 2023 Annual Meeting of Shareholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

The following documents are filed as part of this report:

(a) Financial Statements and Exhibits**:**

	Page
(1) Report of Independent Registered Public Accounting Firm (PCAOB ID No. 49)	25
Consolidated Balance Sheets as of December 31, 2022 and 2021	28
Consolidated Statements of Operations and Comprehensive Loss for each of the two years in the period ended December 31, 2022	29
Consolidated Statements of Cash Flows for each of the two years in the period ended December 31, 2022	30
Consolidated Statements of Stockholders' Equity for each of the two years in the period ended December 31, 2022	31
Notes to Consolidated Financial Statements	32

(2) Exhibits:

The exhibits listed below are filed with or incorporated by reference in this report.

Exhibit No.	Description of Exhibit
3.1	Amended and Restated Articles of Organization, as amended (filed as Exhibit 3.1 to the Company's Form 10-K for the year ended December 31, 2008 and incorporated herein by reference).
3.2	Amended and Restated By-Laws (filed as Exhibit 3.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on December 10, 2007 and incorporated herein by reference).
4.1†	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (filed as Exhibit 4.1 to the Company's Form 10-K for the year ended December 31, 2019 and incorporated herein by reference)
10.1*	2021 Employee Stock Purchase Plan, (filed as Annex A to the Company's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 9, 2021 and incorporated herein by reference).
10.2*	Form of Indemnification Agreement for Directors and Officers of Aware, Inc. (filed as Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on February 22, 2011 and incorporated herein by reference).
10.3*	2001 Nonqualified Stock Plan (filed as Exhibit 99(d)(4) to the Company's Schedule TO filed with the Securities and Exchange Commission on March 3, 2003 and incorporated herein by reference).
10.4*	Form of Nonqualified Stock Option Agreement under the 2001 Nonqualified Stock Plan for options granted to executive officers and directors prior to May 21, 2008 (filed as Exhibit 10.6 to Company's Form 10-K for the year ended December 31, 2006 and incorporated herein by reference).
10.5*	Form of Nonqualified Stock Option Agreement under the 2001 Nonqualified Stock Plan for options granted to executive officers and directors from and after May 21, 2008 (filed as Exhibit 10.8 to Company's Form 8-K on May 22, 2008 and incorporated herein by reference)
10.6*	Form of Unrestricted Stock Award for outside directors of Aware under the 2001 Nonqualified Stock Plan (filed as Exhibit 10.1 to Company's Form 8-K filed with the Securities and Exchange Commission on July 28, 2010 and incorporated herein by reference).
10.7*	Form of Unrestricted Stock Award for officers of Aware under the 2001 Nonqualified Stock Plan (filed as Exhibit 10.2 to Company's Form 8-K filed with the Securities and Exchange Commission on July 28, 2010 and incorporated herein by reference).

10.8*	Form of Unrestricted Stock Award for executive officers and directors of Aware, Inc. under the 2001 Nonqualified Plan (filed as Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on April 4, 2013 and incorporated herein by reference).
10.9*	Employment Agreement between Aware, Inc. and Robert A. Eckel (filed as Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on September 19, 2019 and incorporated herein by reference).
10.10*	Performance Share Award Agreement between Aware, Inc. and Robert A. Eckel (filed as Exhibit 10.2 to the Company's Form 8-K filed with the Securities and Exchange Commission on September 19, 2019 and incorporated herein by reference).
10.11*	Employment Agreement between Aware, Inc. and Robert M. Mungovan (filed as Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on October 1, 2019 and incorporated herein by reference).
10.12*	Amendment to Employment Agreement dated as of July 15, 2022, by and between Aware, Inc. and Robert Mungovan (filed as Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on July 20, 2022 and incorporated herein by reference).
10.13*	Employment Agreement between Aware, Inc. and Mohamed Lazzouni (filed as Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on November 19, 2019 and incorporated herein by reference).
10.14*	Employment Agreement between Aware, Inc. and David B. Barcelo dated May 4, 2020 (filed as Exhibit 10.1 to Aware, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on May 4, 2020 and incorporated herein by reference).
10.15*	Aware, Inc. 20220 Executive Bonus Plan (incorporated by reference to Item 5.02 of the Aware, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2022 and incorporated herein by reference).
10.16*	Amendment to Employment Agreement between Aware, Inc. and Robert Eckel dated March 27, 2020 (filed as Exhibit 10.2 to Aware Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2020 and incorporate herein by reference).
10.17*	Lease dated as of March 1, 2022 by and between 76/80 Burlington Group, LLC and Aware, Inc. (filed as Exhibit 10.20 to Aware Inc. Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission and incorporated herein by reference).
10.18*	Employment Agreement between Aware, Inc. and Craig Herman dated August 9, 2022.
21.1	Subsidiaries of Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	The following financial statements from Aware, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2022, formatted in inline XBRL (eXtensible Business Reporting Language), as follows: (i) Consolidated Balance Sheets as of December 31, 2022 and December 31, 2021; (ii) Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2022 and December 31, 2021; (iii) Consolidated Statements of Cash Flows for the Years Ended December 31, 2022 and December 31, 2021; (iv) Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2022 and December 31, 2021 and (v) Notes to Consolidated Financial Statements.
104	Cover page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101

*Management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AWARE, INC.

By: /s/ Robert A. Eckel
Robert A. Eckel
Chief Executive Officer & President

By: /s/ David Barcelo
David Barcelo
Chief Financial Officer (Principal Financial and Accounting Officer)

Date: March 15, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 15th day of March 2023.

<u>Signature</u>	<u>Title</u>
/s/ Robert A. Eckel Robert A. Eckel	Chief Executive Officer, President & Director (Principal Executive Officer)
/s/ David Barcelo David Barcelo	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Brent P. Johnstone Brent P. Johnstone	Chairman of the Board & Director
/s/ John S. Stafford, III John S. Stafford, III	Director
/s/ Brian D. Connolly Brian D. Connolly	Director
/s/ Gary Evee Gary Evee	Director
/s/ Peter Faubert Peter Faubert	Director

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